File Nos.333-
                                                                     811-05716
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              INITIAL REGISTRATION

                                       ON

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    (X)
     Pre-Effective Amendment No.                                           ( )
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            (X)
     Amendment No. 53                                                      (X)

     (Check    appropriate    box    or    boxes.)

     PREFERRED LIFE VARIABLE ACCOUNT C
     ---------------------------------
     (Exact Name of Registrant)

     PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
     ---------------------------------------------
     (Name of Depositor)

     152 West 57th Street, 18th Floor, New York, New York              10019
     ----------------------------------------------------            ---------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's    Telephone    Number,   including  Area  Code    (212)  586-7733

Name and Address of Agent for Service
-------------------------------------
          Eugene Long
          Preferred Life Insurance Company of New York
          152 West 57th Street, 18th Floor
          New York, New York  10019

     Copies to:
          Stewart Gregg, AVP & Senior Counsel
          Allianz Life Insurance Company of North America
          5701 Golden Hills Drive
          Minneapolis, MN  55416
          (763) 765-2913

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================


                                     PART A




               THE USALLIANZ OPPORTUNITY VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                        PREFERRED LIFE VARIABLE ACCOUNT C

                                       AND

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK


This prospectus describes a flexible purchase payment variable deferred annuity contract issued by Preferred Life Insurance Company of New York (Preferred Life, we, us, our).

The Contract offers a bonus feature crediting 6% on each Purchase Payment we receive (5% for attained ages 71 to 75, 4% for attained ages 76 to 80 and 0% for attained ages 81 and greater). After the ninth Contract year, we also credit a 6% bonus on the result of the Adjusted Contract value less any Purchase Payments still subject to withdrawal charge which is used to provide lifetime income (annuitization) payments.

Preferred Life deducts a higher mortality and expense risk charge to cover the cost of providing the bonus. The increase is equal, on an annual basis, to 0.50% of the daily net asset value of the contracts invested in the Investment Options. The withdrawal charge is also higher and extends for a longer period of time due to the bonus.

We expect to recoup the cost of the bonus through collection of the higher charges. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by higher mortality and expense risk charges.

If you cancel your Contract during the free look period, we will pay you the Contract Value less the amount of the bonus. If your Contract is an Individual Retirement Annuity we will pay you your initial Purchase Payment.

The annuity currently offers the Investment Options listed below and a Fixed Account of Preferred Life. We may add or remove Investment Options in the future. You can select up to 10 investment options.

AIM

AIM V.I. Capital Appreciation Fund

AIM V.I. International Equity Fund

AIM V.I. Value Fund

ALGER

Alger American MidCap Growth Portfolio

ALLIANCE CAPITAL

USAZ Alliance Capital Growth and Income Fund

USAZ Alliance Capital Large Cap Growth Fund

USAZ Alliance Capital Technology Fund

AZOA (ALLIANZ OF AMERICA, INC.)

AZOA Diversified Assets Fund

AZOA Fixed Income Fund

AZOA Global Opportunities Fund

AZOA Growth Fund

AZOA Money Market Fund

DAVIS

Davis VA Financial Portfolio

Davis VA Value Portfolio

FRANKLIN TEMPLETON

Franklin Global Communications Securities Fund

Franklin Growth and Income Securities Fund

Franklin High Income Fund

Franklin Income Securities Fund

Franklin Large Cap Growth Securities Fund

Franklin Real Estate Fund

Franklin Rising Dividends Securities Fund

Franklin S&P 500 Index Fund

Franklin Small Cap Fund

Franklin U.S. Government Fund

Franklin Value Securities Fund

Franklin Zero Coupon Fund 2005

Franklin Zero Coupon Fund 2010

Mutual Discovery Securities Fund

Mutual Shares Securities Fund

Templeton Developing Markets Securities Fund

Templeton Growth Securities Fund

Templeton International Securities Fund

USAZ Templeton Developed Markets Fund

OPPENHEIMER

Oppenheimer Global Securities Fund/VA

Oppenheimer High Income Fund/VA

Oppenheimer Main Street Growth & Income Fund/VA

PIMCO

PIMCO VIT High Yield Bond Portfolio

PIMCO VIT StocksPLUS Growth and Income Portfolio

PIMCO VIT Total Return Bond Portfolio

USAZ PIMCO Growth and Income Fund

USAZ PIMCO Renaissance Fund

USAZ PIMCO Value Fund

PRUDENTIAL

SP Jennison International Growth Portfolio

SP Strategic Partners Focused Growth Portfolio

SELIGMAN

Seligman Global Technology Portfolio

Seligman Small-Cap Value Portfolio

USAZ

USAZ American Growth Fund

USAZ Growth Fund

VAN KAMPEN

USAZ Van Kampen Aggressive Growth Fund*

USAZ Van Kampen Comstock Fund*

USAZ Van Kampen Growth and Income Fund*

USAZ Van Kampen Growth Fund*

Van Kampen LIT Emerging Growth Portfolio



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this prospectus before investing and keep it for future reference. It contains important information about the Variable Annuity Contract with a Fixed Account.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated ___________, 2002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on page XX of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at 1-800-542-5427 or write us at: 152 West 57th Street, 18th Floor, New York, New York 10019.

THE VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, AND YOU MAY LOSE MONEY. THE CONTRACTS:

O   ARE NOT BANK DEPOSITS

O   ARE NOT FEDERALLY INSURED

O   ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY

O   ARE NOT GUARANTEED AND MAY BE SUBJECT TO LOSS OF PRINCIPAL

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated: ____________, 2002

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Index of Terms                                           4

Summary                                                  5

Fee Table                                                7

1.The Variable Annuity Contract                         16

     Ownership                                          16
     Contract Owner                                     16
     Joint Owner                                        16
     Annuitant                                          17
     Beneficiary                                        17
     Assignment                                         17

2. Annuity Payments (The Payout Phase)                  17

     Income Date                                        17
     Annuity Payments                                   17
     Annuity Options                                    17

3. Purchase                                             19

     Purchase Payments                                  19
     Bonus                                              19
     Automatic Investment Plan                          20
     Allocation of Purchase Payments                    20
     Tax-Free Section 1035 Exchanges                    21
     Free Look                                          21
     Accumulation Units                                 21

4. Investment Options                                   22

     Substitution and Limitation on
         Further Investments                            27
     Transfers                                          28
         Telephone Transfers                            28
         Excessive Trading                              28
     Dollar Cost Averaging Program                      28
     Flexible Rebalancing                               29
     Financial Advisers -
         Asset Allocation Programs                      29
     Voting Privileges                                  29

5. Expenses                                             30

     Insurance Charges                                  30
     Mortality and Expense Risk Charge                  30
     Contract Maintenance Charge                        30
     Withdrawal Charge                                  31
         Partial Withdrawal Privilege                   31
     Reduction or Elimination of the
           Withdrawal Charge                            32
     Transfer Fee                                       32

     Premium Taxes                                      32
     Income Taxes                                       32
     Investment Option Expenses                         32

6. Taxes                                                33

    Annuity Contracts in General                        33
    Qualified and Non-Qualified Contracts               33
    Multiple Contracts                                  33
    Withdrawals-- Non-Qualified Contracts               34
    Withdrawals-- Qualified Contracts                   34
    Withdrawals-- Tax-Sheltered Annuities               35
    Death Benefits                                      35
    Diversification                                     35

7. Access to Your Money                                 36

    Systematic Withdrawal Program                       36
    Minimum Distribution Program                        37
    Suspension of Payments or Transfers                 37

8. Performance and Illustrations                        37


9. Death Benefit                                        38

    Upon Your Death                                     38
    Death of Annuitant                                  39

10. Other Information                                   39

    Preferred Life                                      39
    The Separate Account                                39
    Distribution                                        39
    Administration                                      40
    Financial Statements                                40

Table of Contents of the Statement of
  Additional Information                                40


Privacy Notice                                          41

INDEX OF TERMS
--------------------------------------------------------------------------------


This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms used which are capitalized in the prospectus. The page that is indicated below is where you will find the definition for the word or term.


                                                Page


Accumulation Phase ............................   16

Accumulation Unit .............................   21

Adjusted Contract Value........................   33

Annuitant .....................................   17

Annuity Options ...............................   17

Annuity Payments ..............................   17

Annuity Unit ..................................   20

Beneficiary ...................................   17

Contract ......................................   16

Contract Owner ................................   16

Contract Value.................................   21

Fixed Account .................................   16

Income Date....................................   17

Investment Options.............................   22

Joint Owner....................................   16

Non-Qualified .................................   33

Payout Phase ..................................   17

Purchase Payment...............................   19

Qualified......................................   33

Tax Deferral...................................   33

SUMMARY
--------------------------------------------------------------------------------

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE VARIABLE ANNUITY CONTRACT: The annuity contract offered by Preferred Life provides a means for investing on a tax-deferred basis in the Investment Options and the Preferred Life Fixed Account. The Contract is intended for retirement savings or other long-term investment purposes.

You can purchase the Contract as a Non-Qualified Contract or as an Individual Retirement Annuity (IRA). We currently do not, but in the future, may allow you to purchase the contract under other Qualified Plans qualified under sections of the Internal Revenue Code (Code) -- e.g., Tax-Sheltered Annuities (referred to as 403(b) contracts), pension and profit-sharing plans (including 401(k) plans and H.R. 10 plans).

The Contract provides a basic death benefit which is the Traditional Death Benefit. Or if you prefer, you can choose the Enhanced Death Benefit.

The Contract may be used as a funding vehicle for asset-based fee arrangements offered by brokerage firms or their associated investment advisory firms. There may be fees and charges assessed by these firms for their asset-based programs. These fees and charges would be in addition to the charges and other deductions we describe elsewhere in this prospectus. Your registered representative will be able to describe the fees assessed in connection with any such asset-based programs. Preferred Life does not sponsor these programs, set the fees for the programs, or assume any responsibility for the programs.

We currently do not permit Contract owners to borrow money from us using the Contract as security for the loan.

ANNUITY PAYMENTS: If you want to receive regular income from your annuity, you can choose an Annuity Option. You may elect to receive your Annuity Payments as: a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your payments come from the Investment Options, the dollar amount of your payments may go up or down based on the performance of the Investment Options.

If you select a lifetime Annuity Option (Options 1 - 5) and your Income Date is after the ninth Contract year, the amount available for Annuity Payments is:

o    the Adjusted Contract Value,

o plus a bonus of 6% of the result of the Adjusted Contract Value minus any Purchase Payment still in the withdrawal charge period.

PURCHASE: You can buy the Contract with $35,000 or more. You can add additional Purchase Payments of any amount ( $100 minimum if you select our automatic investment plan) any time during the Accumulation Phase.

BONUS: For all Purchase Payments you make prior to age 81, Preferred Life will credit your Contract with a bonus at the time of contribution to the Contract. The amount of the bonus will be based on your age at the time of deposit. The bonus credited to your contact is 6% of the Purchase Payment (5% for attained ages 71 to 75, 4% for attained ages 76 to 80 and 0% for attained ages 81 and greater).

Contract charges are deducted from the total value of your Contract. Therefore, when we credit your Contract with a bonus, your Contract incurs expenses on the total Contract Value, which includes the bonus. If you cancel your Contract during the Free Look period, you will forfeit your bonus. It is possible upon withdrawal, particularly in a declining market and since charges will have been assessed against the higher amount (Purchase Payment plus bonus), that you will receive less money back than you would have if you had not received the bonus or not purchased a bonus Contract. You may mitigate this risk by allocating to the AZOA Money Market Fund. We expect to profit from certain charges assessed under the Contract (i.e., the withdrawal charge and the mortality and expense risk charge).

INVESTMENT OPTIONS: You can put your money in up to 10 of the Investment Options and/or the Preferred Life Fixed Account. The investment returns on the Investment Options are not guaranteed. You can lose money. You can make transfers between Investment Options as permitted.

EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the Contract Value is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon whether you select the Traditional Death Benefit or the Enhanced Death Benefit. The charge is equal, on an annual basis, to 1.90% of the average daily value of the Contract invested in an Investment Option if you select the Traditional Death Benefit and 2.10% of the average daily value of the Contract invested in an Investment Option if you select the Enhanced Death Benefit. If you take money out of the Contract, Preferred Life may assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge starts at 8.5% in the first year and declines to 0% after 9 complete years from the date each Purchase Payment was received.

You can make 12 free transfers each year. After that, Preferred Life deducts a $25 transfer fee for each additional transfer. Preferred Life reserves the right to restrict the number of transfers to 12 transfers per year.

There are also daily investment charges which range, on an annual basis, from 0.57% to 1.81% of the average daily value of the Investment Option, depending upon the Investment Option.

TAXES: Your earnings are generally not taxed until you take them out. If you take money out during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. Other tax rules and limitations may apply to Qualified Contracts.

ACCESS TO YOUR MONEY: You can take money out of your Contract during the Accumulation Phase. Withdrawals during the Accumulation Phase may be subject to a withdrawal charge. You may also have to pay income tax and a tax penalty on any money you take out. Limits on withdrawals may apply to certain Qualified Contracts.

DEATH BENEFIT: If you die before moving to the Payout Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit depends on whether you select the Traditional Death Benefit or the Enhanced Death Benefit.

FREE-LOOK: You can cancel the contract within 10 days after receiving it. Preferred Life will pay you the Contract Value less any bonus credited to your account on the day it receives your request to cancel the Contract. This may be more or less than your original Purchase Payment. If you have purchased the Contract as an individual retirement annuity, Preferred Life will refund the Purchase Payment.

Privacy Policy: We place a high priority on maintaining your trust and confidence. A notice of the privacy policy followed by Preferred Life and its affiliated companies is provided in this prospectus to enhance your understanding of how we protect your privacy when we collect and use information about you, and the steps we take to safeguard that information. See "Privacy Notice."

INQUIRIES: If you have any questions about your Contract or need more information, please contact us at:

                            USAllianz Service Center
                                 300 Berwyn Park
                                  P.O. Box 3031
                              Berwyn, PA 19312-0031
                                 1-800-624-0197

FEE TABLE
--------------------------------------------------------------------------------

The purpose of this Fee Table is to help you understand the costs of investing, directly or indirectly, in the Contract. It reflects expenses of the Separate Account as well as the Investment Options.

CONTRACT OWNER TRANSACTION FEES

Withdrawal Charge*
(as a percentage of Purchase Payments)


                      NUMBER OF COMPLETE CONTRACT YEARS
                      SINCE RECEIPT OF PURCHASE PAYMENT    CHARGE
                      ---------------------------------    ------
                                     0                      8.5%
                                     1                      8.5%
                                     2                      8.5%
                                     3                      8.0%
                                     4                      7.0%
                                     5                      6.0%
                                     6                      5.0%
                                     7                      4.0%
                                     8                      3.0%
                                     9 years or more        0.0%


Transfer Fee ....  First 12 transfers in a Contract year are free. Thereafter, the fee is currently $25. Preferred Life reserves the right to restrict the number of transfers to twelve transfers per year. Preferred Life also reserves the right to charge up to 2% of the amount of the transfer. Dollar Cost Averaging transfers and Flexible Rebalancing transfers are not currently counted.


CONTRACT MAINTENANCE CHARGE**....................   $30 per Contract per year.

SEPARATE ACCOUNT ANNUAL EXPENSES
(collected as a percentage of average daily account value in the Investment
 Options)


                                           TRADITIONAL         ENHANCED
                                          DEATH BENEFIT      DEATH BENEFIT

Mortality and Expense Risk Charge***          1.90%              2.10%


* You may make partial withdrawals of up to a total of 10% of Purchase Payments and no withdrawal charge will be assessed. See "Access to Your Money" for additional options. This free withdrawal privilege is non-cumulative.
** The charge is waived if the Contract Value is at least $100,000. If you own more than one Contract offered under this Prospectus (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $100,000, the charge is waived on all your Contracts.
*** The mortality and expense risk charge during the Payout Phase is charged daily at an annual rate of 1.90% of average daily account value in the Investment Options, regardless of which benefits you selected.


INVESTMENT OPTION ANNUAL EXPENSES NET OF WAIVERS/REIMBURSEMENTS
--------------------------------------------------------------------------------
(As a percentage of an Investment Option's average daily net assets for the most recent fiscal year). See the Investment Option prospectuses for more information.*

                                                                                                     TOTAL INVESTMENT
                                                     MANAGEMENT        12B-1           OTHER              OPTION
INVESTMENT OPTION                                       FEES          FEES**          EXPENSES           EXPENSES
----------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund - Series 1           .61%             -               .21%              .82%

AIM V.I. International Equity Fund - Series 1           .73%             -               .29%             1.02%

AIM V.I. Value Fund - Series 1                          .61%             -               .23%              .84%

Alger American MidCap Growth Portfolio                  .80%             -               .04%              .84%

USAZ Alliance Capital Growth and Income Fund1           .85%           .25%                 -             1.10%

USAZ Alliance Capital Large Cap Growth Fund1            .85%           .25%                 -             1.10%

USAZ Alliance Capital Technology Fund1                 1.00%           .25%                 -             1.25%

AZOA Diversified Assets Fund2                           .55%           .25%              .20%             1.00%

AZOA Fixed Income Fund2                                 .50%           .25%              .00%              .75%

AZOA Global Opportunities Fund2                         .95%           .25%              .31%             1.51%

AZOA Growth Fund2                                       .65%           .25%              .00%              .90%

AZOA Money Market Fund2                                 .35%           .25%              .30%              .90%

Davis VA Financial Portfolio3                           .75%             -               .25%             1.00%

Davis VA Value Portfolio3                               .75%             -               .25%             1.00%

Franklin Global Communications Securities Fund - Class 24/5.48%        .25%              .04%              .77%

Franklin Growth and Income Securities Fund - Class 24/5 .48%           .25%              .02%              .75%

Franklin High Income Fund - Class 24/5                  .55%           .25%              .02%              .82%

Franklin Income Securities Fund - Class 24/5            .49%           .25%              .01%              .75%

Franklin Large Cap Growth Securities Fund - Class 24/5  .75%           .25%              .03%             1.03%

Franklin Real Estate Fund - Class 24/5                  .58%           .25%              .02%              .85%

Franklin Rising Dividends Securities Fund - Class 24/5  .75%           .25%              .03%             1.03%

Franklin S&P 500 Index Fund - Class 24/6/7/8            .14%           .25%              .18%              .57%

Franklin Small Cap Fund - Class 24/7/9                  .49%           .25%              .28%             1.02%

Franklin U.S. Government Fund - Class 24/5              .51%           .25%              .01%              .77%

Franklin Value Securities Fund - Class 24/7             .58%           .25%              .26%             1.09%

Franklin Zero Coupon Fund 2005- Class 15                .63%              -              .03%              .66%

Franklin Zero Coupon Fund 2010- Class 15                .63%              -              .02%              .65%

Mutual Discovery Securities Fund - Class 24             .80%           .25%              .22%             1.27%

Mutual Shares Securities Fund - Class 24                .60%           .25%              .20%             1.05%

Templeton Developing Markets Securities Fund - Class 241.25%           .25%              .31%             1.81%

Templeton Growth Securities Fund - Class 24/5           .81%           .25%              .06%             1.12%

Templeton International Securities Fund - Class 24      .67%           .25%              .20%             1.12%

USAZ Templeton Developed Markets Fund1                  .88%           .25%              .12%             1.25%

Oppenheimer Global Securities Fund/VA                   .64%             -               .04%              .68%

Oppenheimer High Income Fund/VA                         .74%             -               .05%              .79%

Oppenheimer Main Street Growth & Income Fund/VA         .70%             -               .03%              .73%

PIMCO VIT High Yield Bond Portfolio - Admin. Class10    .25%             -               .50%              .75%

PIMCO VIT StocksPLUS Growth and Income Portfolio -
    Admin. Class10                                      .40%             -               .25%              .65%

PIMCO VIT Total Return Bond Portfolio - Admin. Class10  .25%             -               .40%              .65%

USAZ PIMCO Growth and Income Fund1                      .75%          .25%               .10%             1.10%

USAZ PIMCO Renaissance Fund1                            .75%          .25%               .10%             1.10%

USAZ PIMCO Value Fund1                                  .75%          .25%               .10%             1.10%

                                       10

SP Jennison International Growth Portfolio - Class 211  .85%           .25%              .54%             1.64%

SP Strategic Partners Focused Growth Portfolio - Class 211.90%         .25%              .26%             1.41%

Seligman Global Technology Portfolio - Class 1         1.00%             -               .30%             1.30%

Seligman Small-Cap Value Portfolio - Class 112         1.00%             -               .20%             1.20%

USAZ American Growth Fund1                              .75%           .25%              .10%             1.10%

USAZ Growth Fund1                                       .85%           .25%                 -             1.10%

USAZ Van Kampen Aggressive Growth Fund1                 .80%           .25%              .20%             1.25%

USAZ Van Kampen Comstock Fund1                          .68%           .25%              .27%             1.20%

USAZ Van Kampen Growth and Income Fund1                 .68%           .25%              .17%             1.10%

USAZ Van Kampen Growth Fund1                            .75%           .25%              .20%             1.20%

Van Kampen LIT Emerging Growth Portfolio - Class 2      .69%           .25%              .06%             1.00%

* The fee and expense information regarding the Investment Options was provided by the Investment Options, and Preferred Life has not independently verified such information. Some of the Investment Options may pay service fees, which vary by Investment Option.
Except for the AZOA Funds, USAZ Funds and the PIMCO VIT Portfolios, neither the Investment Options nor their Advisers are affiliated with Preferred Life.

**THE 12B-1 FEES COVER CERTAIN DISTRIBUTION AND SHAREHOLDER SUPPORT SERVICES PROVIDED BY THE COMPANIES SELLING CONTRACTS. OUR
PRINCIPAL UNDERWRITER, USALLIANZ INVESTOR SERVICES, LLC, WILL RECEIVE 12B-1 FEES.

1. The USAZ American Growth Fund, USAZ Growth Fund, USAZ Van Kampen Aggressive Growth Fund, USAZ Van Kampen Comstock Fund, USAZ
Van Kampen Growth Fund, and the USAZ Van Kampen Growth and Income Fund commenced operations as of May 1, 2001. The USAZ Alliance
Capital Technology Fund, USAZ Alliance Capital Large Cap Growth Fund, USAZ Alliance Capital Growth and Income Fund, USAZ PIMCO
Growth and Income Fund, USAZ PIMCO Renaissance Fund, USAZ PIMCO Value Fund, and the USAZ Templeton Developed Markets Fund
commenced operations as of the date of this prospectus. The expenses shown above for these Investment Options are therefore estimated for the Investment Option's current fiscal year. Certain expenses will be assumed by the Adviser and an annual expense limit has been designated by the Adviser for each Investment Option which is reflected in the total expense amount listed in the table above. Without reimbursement, total fund expenses would be estimated as follows: USAZ American Growth Fund 1.50%, USAZ
Growth Fund 1.60%, USAZ Alliance Capital Growth and Income Fund 1.75%, USAZ Alliance Capital Large Cap Growth Fund 1.75%, USAZ
Alliance Capital Technology Fund 1.75%, USAZ PIMCO Growth and Income Fund 1.50%, USAZ PIMCO Renaissance Fund 1.50%, USAZ PIMCO
Value Fund 1.50%, USAZ Templeton Developed Markets Fund 1.63%, USAZ Van Kampen Aggressive Growth Fund 1.55%, USAZ Van Kampen
Comstock Fund 1.43%, USAZ Van Kampen Growth and Income Fund 1.43%, and the USAZ Van Kampen Growth Fund 1.50%.

2. Certain expenses of the AZOA Funds have been assumed by the Adviser. Had those expenses not been assumed, total return would have been lower and total Investment Option expenses would have been 1.79% for the Diversified Assets Fund, 1.76% for the Fixed
Income Fund, 2.62% for the Global Opportunities Fund , 1.99% for the Growth Fund, and 1.51% for the Money Market Fund. The AZOA
Global Opportunities Fund and the AZOA Money Market Fund commenced operations on February 1, 2000. The expenses shown for these
Investment Options are therefore estimated for the current fiscal year. There is no assurance that AZOA will continue this policy in the future.

3. Without reimbursement, other expenses and total operating expenses would have been 0.80% and 1.55%, respectively for the Davis
VA Financial Portfolio and 0.26% and 1.01%, respectively for the Davis VA Value Portfolio.

4. For the Investment Options of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan which is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the Franklin Templeton Variable Insurance Products Trust
prospectus for more information about the rule 12b-1 plan.

5. The Investment Option administration fee is paid indirectly through the management fee.

6. Operating expenses are estimates based on the annualized Class 1 expenses, except for rule 12b-1 plan fees, which are based on contractual amounts.

7. For the Franklin S&P 500 Index, Franklin Small Cap and Franklin Value Securities Funds, the managers have agreed in advance to make estimated reductions of 0.01%, 0.04% and 0.02%, respectively, in their fees to reflect reduced services resulting from the
Investment Options' investment in a Franklin Templeton money fund. The managers are required by the Investment Options' Board of
Trustees and an order of the Securities and Exchange Commission to reduce their fees if the Investment Options invest in a
Franklin Templeton money fund. Without these reductions, the total annual Investment Options' operating expenses are estimated to be 0.58%, 1.06% and 1.11%, respectively.

8. The manager and administrator have agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Investment Option so that total annual Investment Option's operating expenses do not exceed 0.80%. After December 31, 2001, the manager and administrator may end this arrangement at any time.

9. Total annual Investment Option operating expenses differ from the ratio of expenses to average net assets shown in the
Financial Highlights table included in the Investment Option's Annual Report to Shareholders for the fiscal year ended December
31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.

10. "Other Expenses" reflect a 0.35% administrative fee and a 0.15% service fee for the PIMCO High Yield Bond Portfolio, a 0.10%
administrative fee, a 0.15% service fee and 0.01% representing pro rata Trustees' fees for the PIMCO StocksPLUS Growth and Income
Portfolio, and a 0.25% administrative fee, a 0.15% service fee and 0.01% representing pro rata Trustees' fees for the Total Return
Bond Portfolio. PIMCO has contractually agreed to reduce total annual Investment Option operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75%, 0.65% and 0.65%, respectively, of average daily net assets for the PIMCO High Yield, StocksPLUS Growth and Income and Total Return Bond Portfolios. Without such reductions,
Total Annual Expenses for the fiscal year ended December 31, 2000 would have been 0.75%, 0.66% and 0.66%, respectively. Under the
Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

11. Because this is the first year of operation for all "SP" Portfolios, other expenses are estimated based on management's projection of non-advisory fee expenses. Each "SP" Portfolio has expense reimbursements in effect, and the table shows total expenses with these expense reimbursements. These estimated expense reimbursements are voluntary and may be terminated at any time. Without reimbursement, other and total operating estimated expenses would have been 0.45% and 1.70%, respectively for the SP
Jennison International Growth Portfolio, and 0.85% and 2.15%, respectively for the SP Strategic Partners Focused Growth Portfolio.

12. J. & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman Small-Cap Value
Portfolio, other than management and 12b-1 fees for the year ended December 31, 2000. Without reimbursement, other expenses and total operating expenses would have been 0.45% and 1.45%, respectively, for Seligman Small-Cap Value Portfolio. Effective March 1,
2001, Seligman voluntarily agreed to reimburse expenses, other than management and 12b-1 fees, that exceed 0.20%. There is no assurance that Seligman will continue this policy in the future

EXAMPLES
--------------------------------------------------------------------------------

o The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The expenses shown in these examples do not show the effect of any expenses assessed against the bonus.

o The $30 contract maintenance charge is included in the examples as a prorated charge of $1. Since the average Contract size is greater than $1,000, the contract maintenance charge is reduced accordingly.

o For additional information, see "Expenses."

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you make a full withdrawal at the end of each time period for Contracts with:

                  (a) the Traditional Death Benefit

                  (b) the Enhanced Death Benefit

INVESTMENT OPTION                                1 YEAR            3 YEARS          5 YEARS          10 YEARS
-------------------------------------------------------------------------------------------------------------------

AIM V.I. Capital Appreciation Fund               (a)$105          (a)$164           (a)$212          (a)$315

                                                 (b) 107          (b) 170           (b) 222          (b) 334
-------------------------------------------------------------------------------------------------------------------

AIM V.I. International Equity Fund               (a) 107          (a) 170           (a) 222          (a) 334

                                                 (b) 109          (b) 176           (b) 231          (b) 353
-------------------------------------------------------------------------------------------------------------------

AIM V.I. Value Fund                              (a) 105          (a) 165           (a) 213          (a) 317

                                                 (b) 107          (b) 170           (b) 223          (b) 336
-------------------------------------------------------------------------------------------------------------------

Alger American MidCap Growth Portfolio           (a) 105          (a) 165           (a) 213          (a) 317

                                                 (b) 107          (b) 170           (b) 223          (b) 336
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and Income Fund     (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b)110           (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Large Cap Growth Fund      (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b)110           (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Technology Fund            (a) 109          (a) 177           (a) 233          (a) 356

                                                 (b)111           (b) 183           (b) 243          (b) 374
-------------------------------------------------------------------------------------------------------------------

AZOA Diversified Assets Fund                     (a) 107          (a) 169           (a) 221          (a) 332

                                                 (b) 109          (b) 175           (b) 231          (b) 351
-------------------------------------------------------------------------------------------------------------------

AZOA Fixed Income Fund                           (a) 104          (a) 162           (a) 209          (a) 308

                                                 (b) 106          (b) 168           (b) 218          (b) 328
-------------------------------------------------------------------------------------------------------------------

AZOA Global Opportunities Fund                   (a) 112          (a) 184           (a) 245          (a) 379

                                                 (b) 114          (b) 190           (b) 255          (b) 397
-------------------------------------------------------------------------------------------------------------------

AZOA Growth Fund                                 (a) 106          (a) 166           (a) 216          (a) 323

                                                 (b) 108          (b) 172           (b) 226          (b) 342
-------------------------------------------------------------------------------------------------------------------

AZOA Money Market Fund                           (a) 106          (a) 166           (a) 216          (a) 323

                                                 (b) 108          (b) 172           (b) 226          (b) 342
-------------------------------------------------------------------------------------------------------------------

Davis VA Financial Portfolio                     (a) 107          (a) 169           (a) 221          (b) 332

                                                 (b) 109          (b) 175           (b) 231          (b) 351
-------------------------------------------------------------------------------------------------------------------

Davis VA Value Portfolio                         (a) 107          (a) 169           (a) 221          (a) 332

                                                 (b) 109          (b) 175           (b) 231          (b) 351
-------------------------------------------------------------------------------------------------------------------

                                                                12

Franklin Global Communications Securities Fund   (a) 105          (a) 162           (a)209           (a) 310

                                                 (b) 107          (b) 168           (b)219           (b)329
-------------------------------------------------------------------------------------------------------------------

Franklin Growth and Income Securities Fund       (a) 104          (a) 162           (a) 209          (a) 308

                                                 (b) 106          (b) 168           (b) 218          (b) 328
-------------------------------------------------------------------------------------------------------------------

Franklin High Income Fund                        (a) 105          (a) 164           (a)212           (a) 315

                                                 (b) 107          (b) 170           (b)222           (b)334
-------------------------------------------------------------------------------------------------------------------

Franklin Income Securities Fund                  (a) 104          (a) 162           (a)209           (a) 308

                                                 (b) 106          (b) 168           (b)218           (b)328
-------------------------------------------------------------------------------------------------------------------

Franklin Large Cap Growth Securities Fund        (a) 107          (a) 170           (a)222           (a) 335

                                                 (b) 109          (b) 176           (b)232           (b)354
-------------------------------------------------------------------------------------------------------------------

Franklin Real Estate Fund                        (a) 105          (a) 165           (a) 213          (a) 318

                                                 (b) 107          (b) 171           (b)223           (b)337
-------------------------------------------------------------------------------------------------------------------

Franklin Rising Dividends Securities Fund        (a)107           (a) 170           (a) 222          (a) 335

                                                 (b) 109          (b) 176           (b) 232          (b) 354
-------------------------------------------------------------------------------------------------------------------

Franklin S&P 500 Index Fund                      (a) 103          (a) 156           (a)200           (a) 291

                                                 (b) 105          (b) 162           (b)209           (b)310
-------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Fund                          (a) 107          (a) 170           (a) 222          (a) 334

                                                 (b) 109          (b) 176           (b) 231          (b) 353
-------------------------------------------------------------------------------------------------------------------

Franklin U.S. Government Fund                    (a) 105          (a) 162           (a) 209          (a) 310

                                                 (b) 107          (b) 168           (b) 219          (b) 329
-------------------------------------------------------------------------------------------------------------------

Franklin Value Securities Fund                   (a) 108          (a) 172           (a)225           (a) 341

                                                 (b) 110          (b) 178           (b)235           (b)359
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2005                   (a) 103          (a) 159           (a)204           (a) 300

                                                 (b) 105          (b) 165           (b)214           (b)319
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2010                   (a) 103          (a) 159           (a)204           (a) 299

                                                 (b) 105          (b) 165           (b)213           (b)318
-------------------------------------------------------------------------------------------------------------------

Mutual Discovery Securities Fund                 (a)109           (a) 177           (a) 234          (a) 358

                                                 (b) 111          (b) 183           (b) 244          (b) 376
-------------------------------------------------------------------------------------------------------------------

Mutual Shares Securities Fund                    (a) 107          (a) 171           (a) 223          (a) 337

                                                 (b) 109          (b) 177           (b) 233          (b) 356
-------------------------------------------------------------------------------------------------------------------

Templeton Developing Markets Securities Fund     (a) 115          (a) 193           (a) 260          (a) 406

                                                 (b) 117          (b) 199           (b) 269          (b) 423
-------------------------------------------------------------------------------------------------------------------

Templeton Growth Securities Fund                 (a) 108          (a) 173           (a) 227          (a) 344

                                                 (b) 110          (b) 179           (b) 236          (b) 362
-------------------------------------------------------------------------------------------------------------------

Templeton International Securities Fund          (a) 108          (a) 173           (a) 227          (a) 344

                                                 (b) 110          (b) 179           (b) 236          (b) 362
-------------------------------------------------------------------------------------------------------------------

USAZ Templeton Developed Markets Fund            (a) 109          (a) 177           (a) 233          (a) 356

                                                 (b) 111          (b) 183           (b) 243          (b) 374
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Global Securities Fund/VA            (a) 104          (a) 160           (a) 205          (a) 301

                                                 (b) 106          (b) 166           (b) 215          (b) 321
-------------------------------------------------------------------------------------------------------------------

Oppenheimer High Income Fund/VA                  (a) 105          (a) 163           (a) 210          (a) 312

                                                 (b) 107          (b) 169           (b) 220          (b) 331
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Main Street Growth & Income Fund/VA  (a) 104          (a) 161           (a) 208          (a) 306

                                                 (b) 106          (b) 167           (b) 217          (b) 326
-------------------------------------------------------------------------------------------------------------------

                                                                13

PIMCO VIT High Yield Bond Portfolio              (a) 104          (a) 162           (a) 209          (a) 308

                                                 (b) 106          (b) 168           (b) 218          (b) 328
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 103          (a) 159           (a) 204          (a) 299

                                                 (b) 105          (b) 165           (b) 213          (b) 318
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT Total Return Bond Portfolio            (a) 103          (a) 159           (a) 204          (a) 299

                                                 (b) 105          (b) 165           (b) 213          (b) 318
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Growth and Income Fund                (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b) 110          (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Renaissance Fund                      (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b) 110          (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Value Fund                            (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b) 110          (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

SP Jennison International Growth Portfolio       (a) 113          (a) 188           (a) 252          (a) 391

                                                 (b)115           (b) 194           (b) 261          (b) 408
-------------------------------------------------------------------------------------------------------------------

SP Strategic Partners Focused Growth Portfolio   (a) 111          (a) 181           (a) 241          (a) 370

                                                 (b)113           (b) 187           (b) 250          (b) 388
-------------------------------------------------------------------------------------------------------------------

Seligman Global Technology Portfolio             (a) 110          (a) 178           (a) 235          (a)360

                                                 (b) 112          (b) 184           (b) 245          (b)378
-------------------------------------------------------------------------------------------------------------------

Seligman Small-Cap Value Portfolio               (a) 109          (a) 175           (a) 231          (a) 351

                                                 (b) 111          (b) 181           (b) 240          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ American Growth Fund                        (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b) 110          (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Growth Fund                                 (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b) 110          (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Aggressive Growth Fund           (a) 109          (a) 177           (a) 233          (a) 356

                                                 (b) 111          (b) 183           (b) 243          (b) 374
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Comstock Fund                    (a) 109          (a) 175           (a) 231          (a) 351

                                                 (b) 111          (b) 181           (b) 240          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth and Income Fund           (a) 108          (a) 172           (a) 226          (a) 342

                                                 (b)110           (b) 178           (b) 235          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth Fund                      (a) 109          (a) 175           (a) 231          (a) 351

                                                 (b)111           (b) 181           (b) 240          (b) 369
-------------------------------------------------------------------------------------------------------------------

Van Kampen LIT Emerging Growth Portfolio         (a)107           (a) 169           (a) 221          (a) 332

                                                 (b) 109          (b) 175           (b) 231          (b) 351
-------------------------------------------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you do not make a full withdrawal or if you apply your Contract value to an Annuity Option for Contracts with:

         (a) the Traditional Death Benefit

         (b) the Enhanced Death Benefit


INVESTMENT OPTION                                1 YEAR            3 YEARS          5 YEARS         10 YEARS
-------------------------------------------------------------------------------------------------------------------

AIM V.I. Capital Appreciation Fund               (a)$29           (a) $87           (a)$149          (a)$315

                                                 (b) 31           (b)  93           (b) 159          (b) 334
-------------------------------------------------------------------------------------------------------------------

AIM V.I. International Equity Fund               (a) 31           (a)  93           (a) 159          (a) 334

                                                 (b) 32           (b)  99           (b) 168          (b) 353
-------------------------------------------------------------------------------------------------------------------

AIM V.I. Value Fund                              (a) 29           (a)  88           (a) 150          (a) 317

                                                 (b) 31           (b)  94           (b) 160          (b) 336
-------------------------------------------------------------------------------------------------------------------


Alger American MidCap Growth Portfolio           (a) 29           (a)  88           (a) 150          (a) 317

                                                 (b) 31           (b)  94           (b) 160          (b) 336
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and Income Fund     (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Large Cap Growth Fund      (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Technology Fund            (a) 33           (a) 100           (a) 170          (a) 356

                                                 (b) 35           (b) 106           (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

AZOA Diversified Assets Fund                     (a) 30           (a)  93           (a) 158          (a) 332

                                                 (b) 32           (b)  99           (b) 168          (b) 351
-------------------------------------------------------------------------------------------------------------------

AZOA Fixed Income Fund                           (a) 28           (a)  85           (a) 146          (a) 308

                                                 (b) 30           (b)  91           (b) 155          (b) 328
-------------------------------------------------------------------------------------------------------------------

AZOA Global Opportunities Fund                   (a) 35           (a) 108           (a) 182          (a) 379

                                                 (b) 37           (b) 114           (b) 192          (b) 397
-------------------------------------------------------------------------------------------------------------------

AZOA Growth Fund                                 (a) 29           (a)  90           (a) 153          (a) 323

                                                 (b) 31           (b)  96           (b) 163          (b) 342
-------------------------------------------------------------------------------------------------------------------

AZOA Money Market Fund                           (a) 29           (a)  90           (a) 153          (a) 323

                                                 (b) 31           (b)  96           (b) 163          (b) 342
-------------------------------------------------------------------------------------------------------------------

Davis VA Financial Portfolio                     (a) 30           (a)  93           (a) 158          (a) 332

                                                 (b) 32           (b)  99           (b) 168          (b) 351
-------------------------------------------------------------------------------------------------------------------

Davis VA Value Portfolio                         (a) 30           (a)  93           (a) 158          (a) 332

                                                 (b) 32           (b)  99           (b) 168          (b) 351
-------------------------------------------------------------------------------------------------------------------

Franklin Global Communications Securities Fund   (a) 28           (a)  86           (a) 146          (a) 310

                                                 (b) 30           (b)  92           (b) 156          (b) 329
-------------------------------------------------------------------------------------------------------------------


Franklin Growth and Income Securities Fund       (a) 28           (a)  85           (a) 146          (a) 308

                                                 (b) 30           (b)  91           (b) 155          (b) 328
-------------------------------------------------------------------------------------------------------------------

Franklin High Income Fund                        (a) 29           (a)  87           (a) 149          (a) 315

                                                 (b) 31           (b)  93           (b) 159          (b) 334
-------------------------------------------------------------------------------------------------------------------

Franklin Income Securities Fund                  (a) 28           (a)  85           (a) 146          (a) 308

                                                 (b) 30           (b)  91           (b) 155          (b) 328
-------------------------------------------------------------------------------------------------------------------

Franklin Large Cap Growth Securities Fund        (a) 31           (a)  94           (a) 159          (a) 335

                                                 (b) 33           (b) 100           (b) 169          (b) 354
-------------------------------------------------------------------------------------------------------------------

                                                                15

Franklin Real Estate Fund                        (a) 29           (a)  88           (a) 150          (a) 318

                                                 (b) 31           (b)  94           (b) 160          (b) 337
-------------------------------------------------------------------------------------------------------------------

Franklin Rising Dividends Securities Fund        (a) 31           (a)  94           (a) 159          (a) 335

                                                 (b) 33           (b)  100          (b) 169          (b) 354
-------------------------------------------------------------------------------------------------------------------

Franklin S&P 500 Index Fund                      (a) 26           (a)  80           (a) 137          (a) 291

                                                 (b) 28           (b)  86           (b) 146          (b) 310
-------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Fund                          (a) 31           (a)  93           (a) 159          (a) 334

                                                 (b) 32           (b)  99           (b) 168          (b) 353
-------------------------------------------------------------------------------------------------------------------

Franklin U.S. Government Fund                    (a) 28           (a)  86           (a) 146          (a) 310

                                                 (b) 30           (b)  92           (b) 156          (b) 329
-------------------------------------------------------------------------------------------------------------------

Franklin Value Securities Fund                   (a) 31           (a)  95           (a) 162          (a) 341

                                                 (b) 33           (b) 101           (b) 172          (b) 359
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2005                   (a) 27           (a)  83           (a) 141          (a) 300

                                                 (b) 29           (b)  89           (b) 151          (b) 319
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2010                   (a) 27           (a)  82           (a) 141          (a) 299

                                                 (b) 29           (b)  88           (b) 150          (b) 318
-------------------------------------------------------------------------------------------------------------------

Mutual Discovery Securities Fund                 (a) 33           (a)  101          (a) 171          (a) 358

                                                 (b) 35           (b) 107           (b) 181          (b) 376
-------------------------------------------------------------------------------------------------------------------

Mutual Shares Securities Fund                    (a) 31           (a)  94           (a) 160          (a) 337

                                                 (b) 33           (b)  100          (b) 170          (b) 356
-------------------------------------------------------------------------------------------------------------------

Templeton Developing Markets Securities Fund     (a) 38           (a) 116           (a) 197          (a) 406

                                                 (b) 40           (b) 122           (b) 206          (b) 423
-------------------------------------------------------------------------------------------------------------------

Templeton Growth Securities Fund                 (a) 31           (a)  96           (a) 164          (a) 344

                                                 (b) 33           (b) 102           (b) 173          (b) 362
-------------------------------------------------------------------------------------------------------------------

Templeton International Securities Fund          (a) 31           (a)  96           (a) 164          (a) 344

                                                 (b) 33           (b) 102           (b) 173          (b) 362
-------------------------------------------------------------------------------------------------------------------

USAZ Templeton Developed Markets Fund            (a) 33           (a) 100           (a) 170          (a) 356

                                                 (b) 35           (b) 106           (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Global Securities Fund/VA            (a) 27           (a)  83           (a) 142          (a) 301

                                                 (b) 29           (b)  89           (b) 152          (b) 321
-------------------------------------------------------------------------------------------------------------------

Oppenheimer High Income Fund/VA                  (a) 28           (a)  87           (a) 147          (a) 312

                                                 (b) 30           (b)  92           (b) 157          (b) 331
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Main Street Growth & Income Fund/VA(a)   28           (a)  85           (a) 145          (a) 306

                                                 (b) 30           (b)  91           (b) 154          (b) 326
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT High Yield Bond Portfolio              (a) 28           (a)  85           (a) 146          (a) 308

                                                 (b) 30           (b)  91           (b) 155          (b) 328
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 27           (a)  82           (a) 141          (a) 299

                                                 (b) 29           (b)  88           (b) 150          (b) 318
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT Total Return Bond  Portfolio           (a) 27           (a)  82           (a) 141          (a) 299

                                                 (b) 29           (b)  88           (b) 150          (b) 318
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Growth and Income Fund                (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Renaissance Fund                      (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

                                                                16

USAZ PIMCO Value Fund                            (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

SP Jennison International Growth Portfolio       (a) 37           (a) 112           (a) 189          (a) 391

                                                 (b) 39           (b) 117           (b) 198          (b) 408
-------------------------------------------------------------------------------------------------------------------


SP Strategic Partners Focused Growth Portfolio   (a) 34           (a) 105           (a) 178          (a) 370

                                                 (b) 36           (b) 111           (b) 187          (b) 388
-------------------------------------------------------------------------------------------------------------------


Seligman Global Technology Portfolio             (a) 33           (a) 102           (a) 172          (a) 360

                                                 (b) 35           (b) 107           (b) 182          (b) 378
-------------------------------------------------------------------------------------------------------------------

Seligman Small-Cap Value Portfolio               (a) 32           (a)  99           (a) 168          (a) 351

                                                 (b) 34           (b)  105          (b) 177          (b) 369
-------------------------------------------------------------------------------------------------------------------


USAZ American Growth Fund                        (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Growth Fund                                 (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Aggressive Growth Fund           (a) 33           (a) 100           (a) 170          (a) 356

                                                 (b) 35           (b) 106           (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Comstock Fund                    (a) 32           (a)  99           (a) 168          (a) 351

                                                 (b) 34           (b) 105           (b) 177          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth and Income Fund           (a) 31           (a)  96           (a) 163          (a) 342

                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth Fund                      (a) 32           (a)  99           (a) 168          (a) 351

                                                 (b) 34           (b) 105           (b) 177          (b) 369
-------------------------------------------------------------------------------------------------------------------

Van Kampen LIT Emerging Growth Portfolio         (a) 30           (a)  93           (a) 158          (a) 332

                                                 (b) 32           (b)  99           (b) 168          (b) 351
-------------------------------------------------------------------------------------------------------------------




As of December 31, 2001, no Contracts had been sold. Therefore, Preferred Life has not provided Condensed Financial Information.

1.THE VARIABLE ANNUITY CONTRACT
-------------------------------------------------------------------------------

This prospectus describes a flexible purchase payment, tax deferred variable annuity Contract.

o Flexible Purchase Payments means that you may choose to make Purchase Payments at any time during the Accumulation Phase, in whatever amount you choose, subject to certain minimum and maximum requirements.

o A deferred annuity contract means that Annuity Payments do not begin for a specified period of time in the future (usually when you retire) or until you reach a certain age.

o A variable annuity is one in which Contract values and/or the Annuity Payments vary depending on the performance of the underlying Investment Options.

An annuity is a contract between you, the owner, and an insurance company (in this case Preferred Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date that is at least thirteen months after you buy the Contract. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

Your investment choices include the Investment Options and the Fixed Account of Preferred Life. Depending upon market conditions, you can make or lose money in the Contract based on the investment performance of the Investment Options. The Investment Options are designed to offer a better return than the Fixed Account. However, this is not guaranteed.

The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Investment Option(s) you select. The amount of the Annuity Payments you receive during the Payout Phase also depends in large part upon the investment performance of the Investment Options you select for the Payout Phase.

The Contract also contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed by Preferred Life for all deposits made within the twelve month period. Your initial interest rate is set on the date when your money is invested in the Fixed Account and remains effective for one year. Initial interest rates are declared monthly. Preferred Life guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with the other general assets of Preferred Life. Preferred Life may change the terms of the Fixed Account in the future- please contact Preferred Life for the most current terms.

If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

Preferred Life will not make any changes to your Contract without your permission except as may be required by law.

OWNERSHIP

CONTRACT OWNER. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is as designated at the time the Contract is issued, unless changed. You may change Contract Owners at any time subject to our underwriting rules then in effect. Any change will become effective as of the date the request is signed. This may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER. The Non-Qualified Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner. Upon the death of either Joint Owner, the surviving Joint Owner will be the designated Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated. Joint Owners can also be changed under the same conditions as described for a Contract Owner.

ANNUITANT. The Annuitant is the natural person on whose life we base Annuity Payments. You name an Annuitant (subject to our underwriting rules then in effect). You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation). For a Qualified Contract there may be a requirement that the Owner and the Annuitant are the same person.

BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

ASSIGNMENT. You can transfer ownership of (assign) the Contract at any time during your lifetime. Preferred Life will not be liable for any payment or other action it takes in accordance with the Contract before it receives notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. An assignment may be a taxable event.If the Contract is issued pursuant to a Qualified plan, you may be unable to assign the Contract.


2.ANNUITY PAYMENTS
-------------------------------------------------------------------------------
(THE PAYOUT PHASE)


INCOME DATE

You can annuitize your Contract and receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month. The earliest Income Date you can select is 13 months after the issue date. Your Income Date must not be later than the first day of the calendar month following the Annuitant's 90th birthday, or the maximum date permitted under applicable law.

ANNUITY PAYMENTS

If you select a lifetime Annuity Option (Options 1 - 5) and your Income Date is after the ninth Contract year, the amount available for Annuity Payments is:

o    the Adjusted Contract Value,

o plus a bonus of 6% of the result of the Adjusted Contract Value less any Purchase Payment still in the withdrawal charge period.

Adjusted Contract Value is equal to the Contract Value less any applicable Premium Tax.

You may elect to receive your Annuity Payments as:

o a variable payout,

o a fixed payout, or

o a combination of both.

Under Option 6, the amount available for Annuity Payments is the Adjusted Contract Value and is only available as a fixed payout.

Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). If you choose a variable payout, you can select from the available Investment Options. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date. Your Annuity Payment must be at least $20. We will not allow amounts less than $5,000 to be applied under any Annuity Option. After the Income Date, you will not be able to make a transfer from a Fixed Annuity Option to a Variable Annuity Option (but can do the reverse).

If you choose to have any portion of your Annuity Payments based on the investment performance of the Investment Option(s), the dollar amount of your payments will depend upon three factors:

1) the amount available and the Annuity Option based on the investment performance in the Investment Option(s) on the Income Date,

2) the assumed investment rate used in the annuity table for the Contract, and

3) the performance of the Investment Option(s) you selected.

You can choose a 3% or 5% assumed investment rate (AIR). Some states restrict the use of AIRs'. We will not use an AIR which is unacceptable to the applicable state. Using a higher AIR results in a higher initial Annuity Payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance exceeds the AIR, your Annuity Payments will increase. Similarly, if the actual rate is less than the AIR, your Annuity Payments will decrease.

You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

ANNUITY OPTIONS

You can choose among income plans. We call those Annuity Options. You can choose one of the Annuity Options described below or any other payment option that you and Preferred Life agree to. You may, at any time before the Income Date, select and/or change the Annuity Option with at least 30 days notice to us. After Annuity Payments begin, you cannot change the Annuity Option. If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option 2 which provides a fixed life annuity with 5 years of monthly payments guaranteed. Upon the death of the Contract Owner, if different from the Annuitant, the Beneficiary will receive the annuity payments.

OPTION 1. LIFE ANNUITY. We will make monthly Annuity Payments during the life of the Annuitant and ceasing with the last Annuity Payment due prior to the Annuitant's death.

OPTION 2. LIFE ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Annuity Payments during the life of the Annuitant with a guarantee that if at the Annuitant's death there have been fewer than 60, 120, 180, or 240 monthly Annuity Payments made as selected, monthly Annuity Payments will continue for the remainder of the guaranteed period. Alternatively, the Contract Owner may elect to receive a lump-sum payment equal to the present value of the guaranteed monthly Annuity Payments remaining, as of the date proof of the Annuitant's death is received at the Service Center, commuted at an appropriate rate as defined below. Proof of the Annuitant's death and return of the Contract are required prior to the payment of any commuted values. For a fixed Annuity Option, the commutation rate will be the Statutory Calendar Year Interest Rate based on the New York's Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date. For a variable Annuity Option, the commutation rate will be the Assumed Investment Return.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of the Annuitant, if the Joint Annuitant is then living, Annuity Payments will continue to be paid during the remaining lifetime of the Joint Annuitant at a level of 100%, 75% or 50% of the previous level, as selected. Monthly Annuity Payments cease with the final Annuity Payment due prior to the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the Joint Annuitant. Monthly Annuity Payments will continue to be paid during the remaining lifetime of the Joint Annuitant at 100% of the previous level. The Company guarantees that if at the last death of the Annuitant and the Joint Annuitant, there have been fewer than 60, 120, 180, or 240 monthly Annuity Payments made as selected, monthly Annuity Payments will continue to be made for the remainder of the guaranteed period. Alternatively, the Contract Owner may elect to receive a lump-sum payment equal to the present value of the guaranteed monthly Annuity Payments remaining, as of the date proof of the Annuitant's and Joint Annuitant's death is received at the Service

Center, commuted at an appropriate rate as defined below. Proof of death of the Annuitant and Joint Annuitant and return of the Contract are required prior to the payment of any commuted values. For a fixed Annuity Option, the commutation rate will be the Statutory Calendar Year Interest Rate based on the New York's Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date. For a variable Annuity Option, the commutation rate will be the Assumed Investment Return.

OPTION 5. REFUND LIFE ANNUITY. We will make monthly Annuity Payments during the lifetime of the Annuitant ceasing with the last Annuity Payment due prior to the Annuitant's death with a guarantee that after the Annuitant's death, you may receive a refund. For a Fixed Annuity the amount of the refund will be any excess of the amount available for Annuity Payments applied under this Option over the sum of all Annuity Payments made under this Option. For a Variable Annuity the amount of the refund will depend on the current Sub-Account allocation and will be the sum of Refund Amounts attributable to each Investment Option. The Refund Amount for a given Investment Option is calculated using the following formula:

(1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where:

(1) = Annuity Unit value of that given Investment Option when claim proofs are received.

(2) = The amount available for Annuity Payments at the time of annuitization.

(3) = Allocation percentage in that given Investment Option (in decimal form) when claim proofs are received.

(4) = Current number of Annuity Units used in determining each Annuity Payment attributable to that given Investment Option.

(5) = Dollar value of first Annuity Payment.

(6) = Number of Annuity Payments made since annuitization.

This calculation will be based upon the allocation of Annuity Units actually in-force at the time claim proofs are received at the Service Center. There will be no refund paid if the total refund determined using the above calculations is less than or equal to zero.

OPTION 6. SPECIFIED PERIOD CERTAIN ANNUITY (FIXED PAYOUT ONLY). Monthly fixed Annuity Payments are paid for a specified period of time. The Specified Period Certain is elected by the Contract Owner and must be specified as a whole number of years from 10 to 30. If at the time of the last death of the Annuitant and any Joint Annuitant, the Annuity Payments actually made have been for less than the Specified Period Certain, then Annuity Payments will be continued thereafter to the Contract Owner for the remainder of the Specified Period Certain. This option is available on a fixed basis only.


3.PURCHASE
-------------------------------------------------------------------------------


PURCHASE PAYMENTS

A Purchase Payment is the money you invest in the Contract. The Purchase Payment requirements are:

o the minimum initial payment Preferred Life will accept is $35,000.

o the maximum cumulative amount Preferred Life will accept without its prior approval is $1 million (including amounts already invested in other Preferred Life variable annuities).

o you can make additional Purchase Payments of any amount ( $100 minimum if you have selected the Automatic Investment Plan).

At the time you buy the Contract, neither you nor the Annuitant can be older than 80 years old.

This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing the Contract through a qualified plan, you should consider purchasing this Contract for its Death Benefit, annuity benefits, and other non-tax deferral related benefits. Please consult a tax advisor for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

BONUS

Preferred Life will credit each Purchase Payment you make prior to your and any Joint Owner's 81st birthday with a bonus at the time it is made. The bonus rate will be based on the age of the older owner at the time of the Purchase Payment. The bonus rates are:

6% of the Purchase Payment prior to any Owner's 71st birthday;

5% of the Purchase Payment on or after any Owner's 71st birthday but before any Owner's 76th birthday;

4% of the Purchase Payment on or after any Owner's 76th birthday but before any Owner's 81st birthday;

0% of the Purchase Payment on or after any Owner's 81st birthday.

The bonus will be credited to your Contract subject to the following terms:

1) All bonus amounts and any gains or losses attributable to such amounts are treated as earnings under the Contract and are treated as such for purposes of income taxation and the withdrawal charge.

2) If Joint Owners are named, the age of the older Joint Owner will be used and if the Contract Owner is a non-natural person, then the age of the Annuitant will be used to determine the percentage of the bonus.

All bonus amounts are paid from the general account assets of Preferred Life.

Contract charges are deducted from the total value of your Contract. Therefore, your Contract incurs expenses on the total Contract Value, which includes the bonus. If you cancel your Contract during the Free Look period you will forfeit your bonus. It is possible upon withdrawal, particularly in a declining market and since charges will have been assessed against the higher amount (Purchase Payment plus bonus), that you will receive less money back than you would have if you had not received the bonus or not purchased a bonus Contract. You may mitigate this risk by allocating to the AZOA Money Market Fund. We expect to profit from certain charges assessed under the Contract (i.e., the withdrawal charge and the mortality and expense risk charge).

AUTOMATIC INVESTMENT PLAN

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment and bonus amounts to the Fixed Account and/or one or more of the Investment Options you have selected. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for payments. You can instruct us how to allocate additional amounts. If you do not instruct us, we will allocate them in the same way as your most recent instructions to us. The bonus will be allocated the same way as the corresponding Purchase Payment. You may change the allocation of future payments without fee, penalty or other charge upon written notice or telephone instructions to the USAllianz Service Center. A change will be effective for payments received on or after we receive your notice or instructions.

Preferred Life reserves the right to limit the number of Investment Options that you may invest in at one time. Currently, you may invest in up to 10 Investment Options. We may change this in the future. However, we will always allow you to invest in at least five Investment Options.

Once we receive your Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

TAX-FREE SECTION 1035 EXCHANGES

You generally can exchange one annuity contract for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. You also can generally exchange a life insurance product for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the contract described in this prospectus: you might have to pay a withdrawal charge on your old contract; there will be a new withdrawal charge period for the new contract; other charges under the new Contract may be higher (or lower); and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange another annuity contract for this one unless you determine that the exchange is in your best interest.

FREE LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it. When you cancel the Contract within this time period, Preferred Life will not assess a withdrawal charge. You will receive back whatever your Contract is worth on the day we receive your request less any bonus. You will receive any gains or losses associated with the bonus. If you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it. If that is the case, we reserve the right to allocate your initial Purchase Payment to the AZOA Money Market Fund for 15 days after we receive it. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Options and/or the Fixed Account as you have selected.

ACCUMULATION UNITS

The value of the portion of your Contract allocated to the Investment Options will go up or down based upon the investment performance of the Investment Option(s) you choose. The value of your Contract will also depend on the charges of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the Payout Phase of the Contract, we call it an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for each Investment Option by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

o dividing the value of an Investment Option at the end of the current period by the value of Investment Option for the previous period; and

o multiplying it by one minus the amount of the mortality and expense risk charge for the period and any charges for taxes.

The value of an Accumulation Unit may go up or down from business day to business day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment and bonus amount allocated to an Investment Option. The number of Accumulation Units we credit your Contract with is determined by dividing the amount of the Purchase Payment and bonus amount allocated to an Investment Option by the value of the corresponding Accumulation Unit.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each day and then credit your Contract.

EXAMPLE:

On Wednesday we receive an additional Purchase Payment of $3,000 from you and assume the bonus rate is 6%. You have told us you want this to go to the USAZ VanKampen Aggressive Growth Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the USAZ VanKampen Aggressive Growth Fund is $13.25. We then divide $3,180 ($3,000 Purchase Payment plus $180 bonus amount) by $13.25 and credit your Contract on Wednesday night with 240.00 Accumulation Units.


4.Investment Options
--------------------------------------------------------------------------------

The Contract offers a number of sub-accounts. Each sub-account invests in one of the Investment Options listed in the following table. Each Investment Option has its own investment objective. The Contract also offers a Fixed Account of Preferred Life. Additional Investment Options may be available in the future. Currently available Investment Options may be removed in the future.

YOU SHOULD READ THE INVESTMENT OPTION PROSPECTUSES CAREFULLY BEFORE INVESTING. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Option prospectuses. To obtain a current prospectus for any of the Investment Options call your Financial Adviser or USAllianz at 1-800-542-5427. Copies of the Investment Option prospectuses will be sent to you with your Contract.

Franklin Templeton Variable Insurance Products Trust issues two classes of shares. Only Class 2 shares are available in connection with your Contract. Class 2 shares have Rule 12b-1 plan expenses.

The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers and objectives.

We offer other variable annuity contracts that may invest in the same Investment Options. These Contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact us at the USAllianz Service Center.

Investment advisers and sub-advisers for each Investment Option are listed in the table below. Certain advisers have retained one or more sub-advisers to help them manage the Investment Options.

The following is a list of the Investment Options available under the Contract, the investment advisers and sub-advisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option:


                                                    Investment Options

-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Investment Management      Investment              SB S  CE IT HB IE L  L  S  M  Objective(s)          Primary Investments
Company                    Option                  ho p  aq ne io nq a  a  m  i
-------------------------                          on e  su tr gn tu r  r  a  d
                                                   rd c  hi em hd ei g  g  l
   Adviser/Sub-Adviser                             ts i   v r   s rt e  e  l  C
                                                   -  a   a mB Y  ny          a
                                                   T  l   l eo i  a  V  G  C  p
                                                   e  t   e dn e  t  a  r  a
                                                   r  y   n id l  i  l  o  p
                                                   m      t as d  o  u  w
                                                            t     n  e  t
                                                            e     a     h
                                                                  l
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
AIM                        AIM V.I. Capital                                   X  Growth of capital    Common stocks of companies
                           Appreciation Fund                                                          likely to benefit from new
o  managed by A I M                                                                                   or innovative products,
   Advisors, Inc.                                                                                     services or processes;
                                                                                                      common stocks of companies
                                                                                                      that have experienced
                                                                                                      above-average, long-term
                                                                                                      growth in earnings and offer
                                                                                                      potential for growth
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           AIM V.I.                               X              Long-term growth of  International equity
                           International Equity                                  capital              securities of issuers with
                           Fund                                                                       strong earnings momentum
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           AIM V.I. Value Fund                       X           Long-term growth of  Equity securities believed
                                                                                 capital; secondary   by adviser to be undervalued
                                                                                 emphasis on income   relative to:  current or
                                                                                                      projected earnings; current
                                                                                                      market value of assets
                                                                                                      owned; equity market
                                                                                                      generally
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Alger                      Alger American MidCap                              X  Long-term capital    Equity securities of
o  managed by Fred         Growth Portfolio                                      appreciation         companies with market
   Alger Management, Inc.                                                                             capitalization within the
                                                                                                      range of the S&P MidCap 400
                                                                                                      Index, and offering growth
                                                                                                      potential
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Alliance Capital           USAZ Alliance Capital                     X           Income and           At least 65% in dividend
o   managed by USAllianz   Growth and Income Fund                                long-term growth of  paying stocks of large
    Advisers, LLC/                                                               capital              well-established "blue chip"
    Alliance Capital                                                                                  companies
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           USAZ Alliance  Capital                       X        Long-term growth of  At least 80% of total  assets
                           Large Cap Growth Fund                                 capital              in equity securities of U.S.
                                                                                                      companies judged by adviser
                                                                                                      likely to achieve superior
                                                                                                      earnings growth.
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           USAZ Alliance Capital      X                          Superior long-term   At least 80% of assets in
                           Technology Fund                                       growth of capital    securities of companies
                                                                                                      involved with innovative
                                                                                                      technologies
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Allianz of America         AZOA Diversified           X                          Total return         Approximately 65% of total
(AZOA)                     Assets Fund                                           consistent with      assets in fixed income
                                                                                 reduction of         securities
                                                                                 long-term volatility
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by              AZOA Fixed Income Fund           X                    Maximize total       At least 80% of total assets
   Allianz of                                                                    return; secondary    in fixed income securities
   America, Inc.                                                                 emphasis on income   rated within the four
                                                                                                      highest rating categories by
                                                                                                      a primary credit rating
                                                                                                      agency
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           AZOA Global                                           Long-term growth of  At least 80% of total assets
                           Opportunities Fund                     X              capital              in equity securities,
                                                                                                      including common stocks,
                                                                                                      preferred stocks,
                                                                                                      convertible securities,
                                                                                                      warrants and rights of U.S.
                                                                                                      and foreign issuers
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           AZOA Growth Fund                          X           Long-term growth of  At least 80% of total assets
                                                                                 capital              in equity securities,
                                                                                                      including common stocks,
                                                                                                      preferred stocks and
                                                                                                      convertible securities of
                                                                                                      U.S. issuers and foreign
                                                                                                      issuers whose securities are
                                                                                                      U.S. dollar denominated and
                                                                                                      traded on U.S. securities
                                                                                                      market
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           AZOA Money Market Fund        X                       Current income       At least 80% of total assets
                                                                                 consistent with      in portfolio of high
                                                                                 stability of         quality, money market
                                                                                 principal            investments
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Davis                      Davis VA Financial         X                          Growth of capital    At least 65% in common stock
                           Portfolio                                                                  of companies "principally
                                                                                                      engaged" in financial
                                                                                                      services
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by Davis        Davis VA  Value                           X           Growth of capital    Common stock of U.S.
   Selected Advisers,      Portfolio                                                                  companies with market
   L.P.                                                                                               capitalizations of at least
                                                                                                      $5 billion, which adviser
                                                                                                      believes are of high quality
                                                                                                      and whose shares are selling
                                                                                                      at attractive prices, stocks
                                                                                                      are selected with the
                                                                                                      intention of holding them for
                                                                                                      the long term
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Franklin Templeton         Franklin Global            X                          Capital              At least 65% of total assets
                           Communications                                        appreciation and     in equity securities of U.S.
                           Securities Fund                                       current income       and foreign communications
o  managed by                                                                                         companies
   Franklin
   Advisers, Inc.
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           Franklin Growth and                       X           Capital              At least 65% of total assets
o  managed by              Income Securities Fund                                appreciation, with   in broadly diversified
   Franklin                                                                      current income as a  portfolio of equity
   Advisers,  Inc.                                                               secondary goal       securities the adviser
                                                                                                      considers financially
                                                                                                      strong, but undervalued by
                                                                                                      the market
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------


                                       25

o  managed by              Franklin High Income                X                 High level of        At least 65% of total assets
   Franklin                Fund                                                  current income;      in debt securities offering
   Advisers,  Inc.                                                               secondary goal is    high yield and expected
                                                                                 capital appreciation total return
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by              Franklin Income                     X                 Maximize income      Investment in debt and
   Franklin                Securities Fund                                       while maintaining    equity securities, including
   Advisers,  Inc.                                                               prospects for        high yield, lower-rated
                                                                                 capital appreciation bonds
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by              Franklin Large Cap                           X        Capital appreciation At least 65% of total assets
   Franklin                Growth Securities Fund                                                     in equity securities of U.S.
   Advisers,  Inc.                                                                                    large cap growth companies
                                                                                                      with market capitalization
                                                                                                      values within the top 50% of
                                                                                                      market capitalization values
                                                                                                      in the Russell 1000 Index,
                                                                                                      at the time of purchase
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by              Franklin Real Estate       X                          Capital              At least 65% of total assets
   Franklin                Fund                                                  appreciation;        in securities of companies
   Advisers,  Inc.                                                               secondary goal is    operating in the real estate
                                                                                 to earn current      sector
                                                                                 income
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by Franklin     Franklin Rising                                    X  Long-term capital    At least 65% of total assets
   Advisory                Dividends Securities                                  appreciation         in common stocks of
   Services, LLC           Fund                                                                       financially sound companies
                                                                                                      that have paid consistently
                                                                                                      rising dividends
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by              Franklin S&P 500                             X        Match performance    Fund uses investment
   Franklin                Index Fund                                            of S&P 500           "indexing" strategies and
   Advisers,  Inc.                                                               Composite Stock      invests in the common stocks
                                                                                 Price Index before   of S&P 500 Index in
                                                                                 deduction of fund    approximately the same
                                                                                 expenses             proportions as the S&P 500
                                                                                                      Index
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by              Franklin Small Cap                              X     Long-term capital    At least 65% of total assets
   Franklin                Fund                                                  growth               in equity securities of U.S.
   Advisers, Inc.                                                                                     small capitalization
                                                                                                      companies with market
                                                                                                      capitalization values not
                                                                                                      exceeding (I) $1.5 billion;
                                                                                                      or (ii) the highest market
                                                                                                      capitalization values in the
                                                                                                      Russell 2000 Index;
                                                                                                      whichever is greater at the
                                                                                                      time of purchase
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by Franklin    Franklin U.S.           X                             Income               U.S. Government securities,
    Advisers, Inc.         Government Fund                                                            primarily fixed and variable
                                                                                                      rate mortgage-backed
                                                                                                      securities.
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by Franklin    Franklin Value                                  X     Long term total      At least 65% of total assets
    Advisory               Securities Fund                                       return; while not a  in equity securities of
    Services, LLC                                                                goal, income is a    companies the adviser
                                                                                 secondary            believes are undervalued
                                                                                 consideration
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by Franklin    Franklin Zero Coupon             X                    As high an           At least 65% of net assets
    Advisers,  Inc.        Fund 2005                                             investment return    in zero coupon debt
                                                                                 as is consistent     securities, primarily in
                                                                                 with capital         U.S. Treasury issued
                                                                                 preservation         stripped securities
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by Franklin    Franklin Zero Coupon             X                    As high an           At least 65% of net assets
    Advisers,  Inc.        Fund 2010                                             investment return    in zero coupon debt
                                                                                 as is consistent     securities, primarily in
                                                                                 with capital         U.S. Treasury issued
                                                                                 preservation         stripped securities
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by Franklin    Mutual Discovery                       X              Capital appreciation At least 65% of total assets
    Mutual                 Securities Fund                                                            in equity securities of
    Advisers, LLC                                                                                     companies of any nation the
                                                                                                      adviser believes are
                                                                                                      available at market prices
                                                                                                      less than their value, based
                                                                                                      on certain recognized or
                                                                                                      objective criteria
                                                                                                      (intrinsic value)
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by Franklin    Mutual Shares                                      X  Capital              At least 65% of total assets
    Mutual                 Securities Fund                                       appreciation, with   in equity securities of
    Advisers, LLC                                                                income as a          companies the adviser
                                                                                 secondary goal       believes are available at
                                                                                                      market prices less than
                                                                                                      their value, based on
                                                                                                      certain recognized or
                                                                                                      objective criteria
                                                                                                      (intrinsic value)
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by             Templeton Developing       X                          Long-term capital    At least 65% of total assets
    Templeton              Markets Securities                                    appreciation         in emerging market equity
    Asset                  Fund                                                                       securities, typically
    Management Ltd.                                                                                   located  in the Asia-Pacific
                                                                                                      region, Eastern Europe,
                                                                                                      Central and South America,
                                                                                                      and Africa
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by             Templeton Growth                       X              Long-term capital    At least 65% of total assets
    Templeton              Securities Fund                                       growth               in the equity securities of
    Global  Advisors                                                                                  companies located anywhere
    Limited                                                                                           in the world, including
                                                                                                      those in the U.S. and
                                                                                                      emerging markets
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by Templeton   Templeton                              X              Long-term capital    At least 65% in equity
    Investment             International                                         growth               securities of companies
    Council, LLC           Securities Fund                                                            located outside U.S.,
                                                                                                      including those in emerging
                                                                                                      markets
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by             USAZ Templeton                         X              Long-term capital    At least 65% of total assets
    USAllianz              Developed Markets Fund                                appreciation         in emerging market equity
    Advisers, LLC/                                                                                    securities, typically
    Templeton                                                                                         located  in the Asia-Pacific
    Investment                                                                                        region, Eastern Europe,
    Council, LLC                                                                                      Central and South America,
                                                                                                      and Africa
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------


                                       26

Oppenheimer                Oppenheimer Global                                    Long-term capital    Securities - mainly common
                           Securities Fund/VA                     X              appreciation         stocks, but also other
o   managed by                                                                                        equity securities including
    Oppenheimer Funds,                                                                                preferred stocks and
    Inc.                                                                                              securities convertible into
                                                                                                      common stock-of foreign
                                                                                                      issuers, "growth-type"
                                                                                                      companies, cyclical industries
                                                                                                      and special situations the
                                                                                                      adviser believes offer
                                                                                                      appreciation possibilities
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           Oppenheimber High                   X                 High level of        High-yield fixed-income
                           Income Fund/VA                                        current income       securities of domestic and
                                                                                                      foreign issuers
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           Oppenheimber Main                         X           High total return    Common stocks of U.S.
                           Street Growth &                                       (which includes      companies; other equity
                           Income Fund/VA                                        growth in the value  securities -- such as
                                                                                 of its shares as     preferred stocks and
                                                                                 well as current      securities convertible into
                                                                                 income)              common stocks; debt
                                                                                                      securities
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
PIMCO                      PIMCO VIT High Yield                X                 Maximum total        At least 65% of assets in
                           Bond Portfolio                                        return, consistent   high-yield securities ("junk
o   managed by Pacific                                                           with preservation    bonds") rated below
    Investment                                                                   of capital and       investment grade, but at
    Management Company                                                           prudent investment   least "B" by Moody's or S&P
    LLC                                                                          management
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           PIMCO VIT StocksPLUS                         X        Total return         Substantially in S&P 500
                           Growth and Income                                     exceeding that of    derivatives, backed by a
                           Portfolio                                             the S&P 500          portfolio of fixed income
                                                                                                      instruments
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           PIMCO VIT Total                  X                    Maximum total        At least 65% of assets in
                           Return Bond Portfolio                                 return, consistent   fixed income instruments of
                                                                                 with preservation    varying maturities
                                                                                 of capital and
                                                                                 prudent investment
                                                                                 management
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by             USAZ PIMCO Growth &                       X           Long-term growth of  At least 65% of its total
    USAllianz Advisers,    Income Fund                                           capital ; secondary  assets in common stocks of
    LLC/ PIMCO Advisors                                                          emphasis on income   companies with market
    L.P.                                                                                              capitalizations of more than
                                                                                                      $1 billion at the time of
                                                                                                      investment
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           USAZ PIMCO                                         X  Long-term growth of  At least 65% of total assets
                           Renaissance Fund                                      capital and income   in common stocks of
                                                                                                      companies with below-average
                                                                                                      valuations whose business
                                                                                                      fundamentals are expected to
                                                                                                      improve
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           USAZ PIMCO                                         X  Long-term growth of  At least 65% of its total
                           Value Fund                                            capital and income   assets in common stocks of
                                                                                                      companies with market
                                                                                                      capitalizations of more than
                                                                                                      $5 billion at the time of
                                                                                                      investment
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Prudential                 SP Jennison                            X              Long-term growth of  Equity-related securities of
                           International Growth                                  capital              foreign issuers
                           Portfolio
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o  managed by Prudential   SP Strategic Partners                        X        Long-term growth of  At least 65% of total assets
   Investments Fund        Focused Growth                                        capital              in equity-related securities
   Management              Portfolio                                                                  of U.S. companies that the
   LLC/Jennison                                                                                       adviser believes to have
   Associates, LLC                                                                                    strong capital appreciation
                                                                                                      potential
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Seligman                   Seligman Global            X                          Long-term capital    At least 65% of assets in
o   managed by J. & W.     Technology Portfolio                                  appreciation         equity securities of U.S.
    Seligman & Co.                                                                                    and non-U.S. companies with
    Incorporated                                                                                      business operations in
                                                                                                      technology and techology-
                                                                                                      related industries
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           Seligman Small-Cap                              X     Long-term capital    At least 65% of total assets
                           Value Portfolio                                       appreciation         in common stocks of "value"
                                                                                                      companies with small market
                                                                                                      capitalization (up to $2
                                                                                                      billion) at the time of
                                                                                                      purchase by the portfolio
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
USAZ                       USAZ American                                X        Long-term capital    At least 80% of total assets
o   managed by USAllianz   Growth Fund*                                          appreciation         in equity securities,
    Advisers, LLC/ Van                                                                                including common stocks,
    Kampen Asset                                                                                      preferred stocks and
    Management Inc.                                                                                   convertible securities of
                                                                                                      larger capitalization
                                                                                                      companies (including "ADRs,"
                                                                                                      American Depository Shares
                                                                                                      ("ADS") and U.S. dollar
                                                                                                      denominated securities of
                                                                                                      foreign issuers)
                           ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           USAZ Growth Fund*                            X        Long-term capital    At least 80% of total assets
                                                                                 appreciation         in equity securities of all
                                                                                                      capitalizations, primarily
                                                                                                      "growth" stocks listed on
                                                                                                      U.S. exchanges or in the
                                                                                                      over-the-counter market
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
Van Kampen                 USAZ Van Kampen                                    X  Capital growth       At least 65% of total assets
o   managed by USAllianz   Aggressive Growth Fund                                                     in common stocks or other
    Advisers, LLC/Van                                                                                 equity securities, including
    Kampen Investment                                                                                 preferred stocks and
    Advisory Corp.                                                                                    convertible securities the
                                                                                                      adviser believes have an
                                                                                                      above-average potential for
                                                                                                      capital growth
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by USAllianz   USAZ Van Kampen                           X           Capital growth and   At least 65% of total assets
    Advisers, LLC/Van      Comstock Fund                                         income               in common stocks
    Kampen Asset
    Management Inc.
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------


                                       27

o   managed by USAllianz   USAZ Van Kampen                           X           Income and           Approximately 65% of total
    Advisers, LLC/Van      Growth and Income Fund                                long-term growth of  assets in income-producing
    Kampen Asset                                                                 capital              equity securities, including
    Management Inc.                                                                                   common stocks and convertible
                                                                                                      securities; also in non-
                                                                                                      convertible preferred stocks
                                                                                                      and debt securities rated
                                                                                                      "investment grade" by
                                                                                                      Standard & Poors or Moody's
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
o   managed by USAllianz   USAZ Van Kampen                                    X  Capital growth       At least 65% of total assets
    Advisers, LLC/Van      Growth Fund                                                                in common stocks and other
    Kampen Investment                                                                                 equity securities of growth
    Advisory Corp.                                                                                    companies; also in preferred
                                                                                                      stocks and securities
                                                                                                      convertible into common
                                                                                                      stocks or other equity
                                                                                                      securities
-------------------------- ----------------------- -- -- -- -- -- -- -- -- -- -- -------------------- ------------------------------
                           Van Kampen LIT                               X        Capital appreciation At least 65% of total assets
                           Emerging Growth                                                            in portfolios of common
o   managed by Van         Portfolio                                                                  stocks of emerging growth
    Kampen Asset                                                                                      companies
    Management Inc.
------------------------------------------------------------------------------------------------------------------------------------



Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Preferred Life. Certain Investment Options may also be sold directly to qualified plans. The Investment Advisers believe that offering their shares in this manner will not be disadvantageous to you.

Preferred Life may enter into certain arrangements under which it, or our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, is reimbursed by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which it provides to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Option from Contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, we or our affiliate USAllianz Investor Services, LLC, may receive 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and shareholder support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Options' assets on an ongoing basis, over time they will increase the cost of an investment in Investment Option shares.

SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Investment Option for one of the Investment Options you have selected. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may limit further investment in or transfers to an Investment Option if marketing or tax considerations or investment considerations warrant. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. The Investment Options which sell shares of the Investment Options to us pursuant to participation agreements may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS

You can transfer money among the Investment Options. Transfers may be subject to a transfer fee. This fee is currently $25 for each transfer in excess of 12 in a contract year. Preferred Life currently allows you to make as many transfers as you want to each year. Preferred Life may change this practice in the future. We reserve the right to charge up to 2% of the amount of the transfer. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to an Investment Option. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the investment adviser's or Preferred Life's judgment, an Investment Option would be unable to invest effectively in accordance with its investment objectives and policies. Excess trading activity can disrupt fund management strategy and increase expenses, which are borne by all Contract Owners who allocated Purchase Payments or made transfers to the Investment Option, regardless of their activity.

The following applies to any transfer:

1.  We may not allow you to make transfers during the free look period.

2.  Your request for a transfer must clearly state:

    o which Investment Option(s) and/or the Fixed Account is involved in the transfer; and

    o how much the transfer is for.

3. You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.

4. After the Income Date, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

5. After the Income Date, you can make transfers from a variable Annuity Option to a fixed Annuity Option.

6. Your right to make transfers is subject to modification if we determine in our sole opinion that the service of the right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. A modification could be applied to transfers to or from one or more of the Investment Options and could include, but is not limited to:

    o    the requirement of a minimum time period between each transfer;

    o not accepting a transfer request from an agent acting under telephone authorization on behalf of more than one Contract Owner; or

    o limiting the dollar amount that may be transferred between the Investment Options by a Contract Owner at any one time.

If a transfer request is rejected, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly. If the transfer is rejected, you will receive a written notification within 5 business days.

Preferred Life has reserved the right at any time without prior notice to any party to modify the transfer provisions subject to the guarantees described above and subject to applicable state law.

TELEPHONE TRANSFERS. You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the Contract with a Joint Owner, unless you instruct Preferred Life otherwise, we will accept instructions from either one of you. Preferred Life will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Preferred Life tape records all telephone instructions. We reserve the right to discontinue or modify the telephone transfer privilege at any time and for any reason.

EXCESSIVE TRADING. We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple Contract Owners, the result can be simultaneous transfers involving large amounts of Contract value. Such transfers can disrupt the orderly management of the Investment Options, can result in higher costs to Contract Owners, and generally are not compatible with the long-range goals of Contract Owners. We believe that such simultaneous transfers effected by such third parties may not be in the best interests of all Contract holders and the management of the Investment Options share this position. Therefore, we may place restrictions designed to prevent any use of a transfer right which we consider to be to the disadvantage of the Contract Owners.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Investment Option or the Fixed Account to other Investment Options. The Investment Option(s) you transfer from may not be the Investment Option(s) you transfer to in this program. You cannot dollar cost average to the Fixed Account. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

Generally, the Dollar Cost Averaging Program requires a minimum transfer of $500 per month (or $1,500 per quarter). You must have a $3,000 minimum allocation to participate in the program.

All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. You may elect this program by properly completing the Dollar Cost Averaging form provided by Preferred Life. Your participation in the program will end when any of the following occurs:

o   the number of desired transfers have been made;

o you do not have enough money in the Investment Option(s) or the Fixed Account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);

o you request to terminate the program (your request must be received by us by the first of the month to terminate that month); or

o   the Contract is terminated.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not currently taken into account in determining any transfer fee, and you will not be charged additional fees for participating in this program. We reserve the right to discontinue or modify the Dollar Cost Averaging program at any time and for any reason. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

FLEXIBLE REBALANCING

If you are not participating in Dollar Cost Averaging, you may choose to have us rebalance you account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. The Fixed Account is not part of Flexible Rebalancing. You can direct us to readjust your Contract Value on a quarterly, semi-annual or annual basis to return to your original Investment Option allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous business day. If you participate in Flexible Rebalancing, the transfers made under the program are not currently taken into account in determining any transfer fee, and you will not be charged additional fees for participation in this program. We reserve the right to discontinue or modify the Flexible Rebalancing program at any time and for any reason.

FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS

Preferred Life understands the importance of advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Preferred Life has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Phase. Preferred Life does not set the amount of the fees charged or receive any portion of the fees from the adviser. Preferred Life does not review or approve the actions of any adviser, and does not assume any responsibility for these actions.

Preferred Life will, pursuant to written instructions from you in a form acceptable to us, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

VOTING PRIVILEGES

Preferred Life is the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote which affects your investment, Preferred Life will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Preferred Life owns on its own behalf. Should Preferred Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.


5.EXPENSES
-------------------------------------------------------------------------------


There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

INSURANCE CHARGES

Each day, Preferred Life makes a deduction for its insurance charges. Preferred Life does this as part of its calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge consists of:

MORTALITY AND EXPENSE RISK CHARGE. The amount of the mortality and expense risk charge depends on whether you select the Traditional Death Benefit or the Enhanced Death Benefit.

o Traditional Death Benefit. The charge is equal, on an annual basis, to 1.90% of the average daily value of the Contract invested in an Investment Option.

o Enhanced Death Benefit. The charge is equal, on an annual basis, to 2.10% of the average daily value of the Contract invested in an Investment Option.

This charge compensates us for all the insurance benefits provided by your Contract (for example, our contractual obligation to make Annuity Payments, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract).


If the mortality and expense risk charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.
Preferred Life deducts a higher mortality and expense risk charge to cover the cost of providing the bonus. The increase is equal, on an annual basis to 0.50% of the daily net asset value of the contracts invested in the Investment Options. The withdrawal charge is also higher and extends for a longer period of time due to the bonus.

We expect to recoup the cost of the bonus through collection of the higher charges. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time the amount of the bonus may be offset by higher charges.


CONTRACT MAINTENANCE CHARGE

On each Contract anniversary, Preferred Life deducts $30 from the Contract Value as a contract maintenance charge. The charge is assessed on the last day of each Contract year. The charge is deducted pro rata from the Investment Options and the Fixed Account in which you are invested. The charge is for administrative expenses.

If you make a full withdrawal from your Contract other than on a Contract anniversary, Preferred Life will deduct the contract maintenance charge. During the Payout Phase the charge will be collected monthly out of each Annuity Payment.

However, if your Contract Value is at least $100,000 when the deduction for the charge is to be made, Preferred Life will not deduct this charge. If you own more than one Contract offered under this prospectus, Preferred Life will determine the total value of all your Contracts. If the total value of all Contracts registered under the same social security number is at least $100,000, Preferred Life will not assess the contract maintenance charge. Currently, the charge is also waived during the Payout Phase if your Adjusted Contract Value at the Income Date is $100,000. If the Contract is owned by a non-natural person (e.g., a corporation), Preferred Life will look to the Annuitant to determine if it will assess the charge.

WITHDRAWAL CHARGE

Withdrawals may be subject to a withdrawal charge. During the Accumulation Phase, you can make withdrawals from your Contract. Preferred Life keeps track of each Purchase Payment you make. The amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. It is calculated as a percent of the Purchase Payment being withdrawn. The charge is:


                         NUMBER OF COMPLETE CONTRACT
                             YEARS SINCE RECEIPT
                              OF PURCHASE PAYMENT          CHARGE
                     -------------------------------------------------
                                      0                     8.5%
                                      1                     8.5%
                                      2                     8.5%
                                      3                     8.0%
                                      4                     7.0%
                                      5                     6.0%
                                      6                     5.0%
                                      7                     4.0%
                                      8                     3.0%
                               9 years or more              0.0%

For a partial withdrawal that is subject to a withdrawal charge, the amount deducted for the withdrawal charge will be a percentage of the requested withdrawal amount. Example: Assume you requested a withdrawal of $1,000 and there is a 7% withdrawal charge. The withdrawal charge is $70.00 for a total withdrawal amount of $1,070.00

However, after Preferred Life has had a Purchase Payment for 9 full years, there is no charge when you withdraw that Purchase Payment. The charge is calculated at the time of each withdrawal. For purposes of the withdrawal charge, Preferred Life treats withdrawals as coming from the oldest Purchase Payments first and from all Purchase Payments and finally from earnings. Bonuses and any earnings thereon are treated as earnings under the Contract for purposes of the withdrawal charge. Preferred Life does not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits. The withdrawal charge compensates Preferred Life for expenses associated with selling the Contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the Contract. Thus, for tax purposes, earnings are considered to come out first.

PARTIAL WITHDRAWAL PRIVILEGE. Each Contract year, you can make multiple withdrawals of any type up to 10% of Purchase Payments (less any previous withdrawals taken in the current Contract year which were not subject to a withdrawal charge) and no withdrawal charge will be deducted from this amount. If you make a withdrawal of more than the amount described above, the excess amount will be subject to the withdrawal charge. If you take a full withdrawal, 10% is taken without withdrawal charge (less any previous withdrawals taken in the current Contract year which were not subject to a withdrawal charge). This free withdrawal privilege is non-cumulative.

You may also elect to participate in the Systematic Withdrawal Program or the Minimum Distribution Program. These programs allow you to make withdrawals without the deduction of the withdrawal charge under certain circumstances. See "Access to Your Money," for a description of the Systematic Withdrawal Program and the Minimum Distribution Program.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. Preferred Life may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Preferred Life. Preferred Life may not deduct a withdrawal charge under a Contract issued to an officer, director or employee of Preferred Life or any of its affiliates. Also, Preferred Life may reduce or not deduct a withdrawal charge when a Contract is sold by an agent of Preferred Life to any members of his or her immediate family and the commission is waived. Our prior approval is required for any reduction or elimination of the withdrawal charge.

TRANSFER FEE

You can currently make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 for each additional transfer. Preferred Life reserves the right to restrict the number of transfers to twelve transfers per year and reserves the right to charge up to 2% of the amount of the transfer. The transfer fee will be deducted from the account (Investment Option(s) or Fixed Account) from which the transfer is made. If the entire amount in the account is transferred, then the transfer fee will be deducted from the amount transferred. If the transfer is from multiple accounts, it will be treated as a single transfer. Any transfer fee will be deducted proportionally from the source account if less than the entire amount in the account is transferred. If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not currently count toward the limitation on transfers in determining the transfer fee.

PREMIUM TAXES

Premium taxes are not generally applicable to your contract since they are not currently assessed in the state of New York. However, Preferred Life reserves the right to make a deduction from the value of the Contract if the State of New York enacts legislation requiring premium tax payments.

INCOME TAXES

Preferred Life reserves the right to deduct from the Contract for any income taxes which it may incur because of the Contract. Currently, Preferred Life is not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the various Investment Options for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the prospectuses for the Investment Options.

6.TAXES
--------------------------------------------------------------------------------

NOTE: Preferred Life has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. Preferred Life has included additional information regarding taxes in the Statement of Additional Information.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see following sections).

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs either as a withdrawal or as Annuity Payments. When you make a withdrawal from a Non-Qualified Contract you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment from a Non-Qualified Contract will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.


QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities including Roth IRAs (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans. Qualified Contracts are subject to special tax rules and the terms of the retirement plan itself. Adverse tax consequences may result if contributions, distributions and transactions in connection with the Qualified Contracts do not comply with the law. If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.

A Qualified Contract will not provide any necessary or additional Tax Deferral if it is used to fund a qualified plan that is Tax Deferred. However, the Contract has features and benefits other than Tax Deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified deferred annuity contracts which are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity Contract in any calendar year period.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

You, as the Contract Owner, will not be taxed on increases in the value of your

Contract until a distribution occurs either as a withdrawal or as Annuity Payments. When you make a withdrawal from your Contract, the Code treats such a withdrawal as first coming from earnings and then from your Purchase Payments. You will be taxed on the amount of the withdrawal that is earnings. In most cases, such withdrawn earnings are included in income. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

The Code also provides that any amount received under an annuity Contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1)  paid on or after the taxpayer reaches age 59 1/2;

2)  paid after you die;

3) paid if the taxpayer becomes totally disabled (as that term is defined in the
Code);

4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

5)  paid under an immediate annuity; or

6) which come from Purchase Payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first Annuity Payment, then the tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the tax years in which the exception was used.

WITHDRAWALS - QUALIFIED CONTRACTS

The Internal Revenue Service has issued new proposed regulations regarding required distributions from qualified plans. These new rules are proposed to be effective January 1, 2002. However, these new rules may be used in determining required distributions for 2001 by owners of IRAs and in some cases by owners of tax-sheltered annuity contracts and pension and profit sharing plan contracts. You should consult with your qualified plan sponsor and tax advisor to determine if these new rules are available for your benefit.

If you make a withdrawal from your Qualified Contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax Purchase Payments to the after-tax Purchase Payments in your Contract. If all of your Purchase Payments were made with pre-tax money then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs.

The Code also provides that any amount received under a Qualified Contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1)  paid on or after you reach age 59 1/2;

2)  paid after you die;

3)  paid if you become totally disabled (as that term is defined in the Code);

4) paid to you after leaving your employment in a series of substantially equal periodic payments made annually (or more frequently) under a lifetime annuity;

5) paid to you after you have attained age 55 and you have left your employment;

6)  paid for certain allowable medical expenses (as defined in the Code);

7)  paid pursuant to a qualified domestic relations order;

8)  paid on account of an IRS levy upon the Qualified Contract;

9)  paid from an IRA for medical insurance (as defined in the Code);

10) paid from an IRA for qualified higher education expenses; or

11) paid from an IRA for up to $10,000 for qualified first-time homebuyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

We have provided a more complete discussion in the Statement of Additional Information.


WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to Purchase Payments made pursuant to a salary reduction agreement by Contract Owners from Tax-Sheltered Annuities. Withdrawals can only be made when a Contract Owner:

1)  reaches age 59 1/2;

2)  leaves his/her job;

3)  dies;

4)  becomes disabled (as that term is defined in the Code); or

5) in the case of hardship. However, in the case of hardship, the Contract Owner can only withdrawal the Purchase Payments and not any earnings.


DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of the death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Certain death benefits may be purchased under your Contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the Internal Revenue Service could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the Contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under age 59 1/2.

If an enhanced death benefit is selected for a Qualified Contract, such death benefits may be considered by the Internal Revenue Service as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for Qualified Contracts, and if the death benefits selected by you are considered to exceed such limits, the provisions of such benefits could result in currently taxable income to the owners of the Qualified Contracts. Furthermore, the Code provides that the assets of an IRA (including Roth IRA's) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of Purchase Payments or account value. The Contract offers death benefits which may exceed the greater of Purchase Payments or account value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the Contract may not qualify as an IRA (including Roth IRAs), resulting in the individual taxation of amounts held in the Contract and the imposition of penalty taxes. You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.


DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. Preferred Life believes that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Preferred Life, would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Contract Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, Preferred Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.


7.ACCESS TO YOUR MONEY
-------------------------------------------------------------------------------

You can have access to the money in your Contract:

o by making a partial or full withdrawal;

o by receiving Annuity Payments; or

o when a death benefit is paid to your Beneficiary.

In general, withdrawals can only be made during the Accumulation Phase.
When you make a full withdrawal you will receive the Contract Value on the day the withdrawal request is received at the USAllianz Service Center:

o less any applicable withdrawal charge,

o less any premium tax, and

o less any contract maintenance charge.

(See "Expenses" for a discussion of the charges.)

Unless you instruct Preferred Life otherwise, any partial withdrawal will be made pro-rata from all the Investment Options and the Fixed Account you selected.

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the Suspension of Payments or Transfers provision is in effect (see below).

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits on withdrawals from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the SAI.

SYSTEMATIC WITHDRAWAL PROGRAM

If the value of your Contract is at least $25,000, Preferred Life offers a program which provides automatic monthly or quarterly payments to you. The Systematic Withdrawal Program is subject to the Partial Withdrawal Privilege which means that the total systematic withdrawals which you can make each year without Preferred Life deducting a withdrawal charge is limited to 10% of your Purchase Payments for that year. This is determined on the last business day prior to the day your request is received. All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the withdrawal will be made the previous business day. You will not be charged additional fees for participating in this program.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

MINIMUM DISTRIBUTION PROGRAM

If you own a Qualified Contract, you may select the Minimum Distribution Program. Under this program, Preferred Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. Such withdrawals will not be subject to a withdrawal charge. Payments may be made monthly, quarterly, or annually unless your Contract is less than $25,000 in which case the payments will only be made annually. If you have elected the Minimum Distribution Program, any additional withdrawals in a Contract year which exceed 10% of Purchase Payments when combined with Minimum Distribution withdrawals will be subject to any applicable withdrawal charge.

You cannot participate in the Systematic Withdrawal Program and the Minimum Distribution Program at the same time.

SUSPENSION OF PAYMENTS OR TRANSFERS

Preferred Life may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.  trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or Preferred Life cannot reasonably value the Investment Option shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

Preferred Life has reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

8.PERFORMANCE AND ILLUSTRATIONS
--------------------------------------------------------------------------------
Preferred Life periodically advertises performance of the divisions of the Separate Account (also known as sub-accounts). Preferred Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk charges and the Investment Option expenses. It does not reflect the deduction of any applicable withdrawal charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the mortality and expense risk charges, contract maintenance charge, withdrawal charges and the expenses of the Investment Options. Bonus amounts may be reflected in certain performance presentations.

Preferred Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized.

Certain Investment Options have been in existence for some time and have investment performance history. However, the Contracts are new. In order to demonstrate how the actual investment experience of the Investment Options may affect your Accumulation Unit values, Preferred Life has prepared performance information which can be found in the SAI. This performance information may date from the inception date of the Investment Options, which generally will pre-date the initial offering date of the Contracts. Performance has been adjusted to reflect certain contract expenses.

Performance information for the Investment Options without Contract charges and expenses may also be advertised; see the Investment Option prospectuses for more information.

Preferred Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised is based on historical data. It does not guarantee future results of the Investment Options.

Preferred Life may also provide illustrations to customers. These illustrations may provide hypothetical depictions of either the "pay-in", or accumulation phase, or the "pay-out", or annuitization phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary. "Pay-in" and "pay-out" illustration may have various features as follows:

o Pay-in illustrations assume an initial lump sum Purchase Payment and are designed to show how adjusted historical performance or an assumed rate of return would have affected Contract values, withdrawal values, or the death benefit. Pay-in illustrations may also be designed to show the effect of periodic additional Purchase Payments and withdrawals. Pay-in illustrations based upon adjusted historical performance may assume that monies are allocated to a single Investment Option or to multiple Investment Options. In the event that monies are hypothetically allocated to multiple Investment Options, performance may be shown on a weighted aggregate basis. Dollar cost averaging illustrations, which are based upon adjusted historical performance, would compare the hypothetical effect of a lump sum Purchase Payments into the specified Investment Options, as contrasted with dollar cost averaging into the Investment Options over some period. Pay-in illustrations will reflect the bonus.

o Pay-out illustrations are designed to show the hypothetical effect of annuitizing a Contract, or receiving a stream of periodic payments. These illustrations may depict either a variable annuitization or a fixed annuitization. A variable pay-out illustration would be based upon a combination of adjusted historical performance or on the historical returns of an investment benchmark, an assumed investment return (AIR), and the annuitant's age whereas a fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. Where applicable, a pay-out illustration will show the effect of the 6% annuitization bonus that is credited to a Contract in the event of certain annuitizations after the ninth Contract year. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.

The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and mortality and expense risk charges. Contract maintenance charges may or may not be deducted. For assumed rate or investment benchmark pay-in illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending upon the Contract features you select. For withdrawal values, the withdrawal charges are also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations that are given to customers by Preferred Life are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

More detailed information about customer illustrations is found in Appendix A to the SAI. This information is incorporated herein by reference.


9.DEATH BENEFIT
--------------------------------------------------------------------------------

UPON YOUR DEATH

If you die during the Accumulation Phase, Preferred Life will pay a death benefit to your Beneficiary (see below). If you die during the Payout Phase, any benefit will be as provided for in the Annuity Option selected.

At the time of application, you must select one of the following death benefits:

o        Traditional Death Benefit
o        Enhanced Death Benefit

If you do not make a selection, the Traditional Death Benefit is the death benefit.

If the Contract is not owned by a natural person or a trust for the benefit of a natural person , then the death benefits are not available. In such a case, the death benefit will be the Contract Value determined as of the end of the business day all claim proofs and payment election forms are received at the USAllianz Service Center.

Once the Contact is issued, the selection of the death benefit cannot be changed. The mortality and expense risk charge is higher for the Enhanced Death Benefit. Please refer to the Contract and applicable endorsement in your Contract for specific terms and conditions of the death benefits.

TRADITIONAL DEATH BENEFIT - If you select the Traditional Death Benefit, we will pay your Beneficiary the greater of the following amounts.

o The Contract Value determined as of the end of the business day when all claim proofs and payment election forms are received by the Service Center; or

o The Purchase Payments you have made reduced by each withdrawal's percentage of the Contract Value withdrawn, including any applicable withdrawal charge assessed.

ENHANCED DEATH BENEFIT - If you select the Enhanced Death Benefit, we will pay your Beneficiary the greatest of the following amounts.

o The Contract Value determined as of the end of the business day when all claim proofs and payment election forms are received by the Service Center;

o The Purchase Payments you have made reduced by each withdrawal's percentage of the Contract Value withdrawn, including any applicable withdrawal charge assessed: or

o The maximum Contract value on each Contract anniversary, until your 81st birthday or date of death increased by subsequent Purchase Payments and reduced by each withdrawal's percentage of the Contract Value withdrawn, including any applicable withdrawal charge assessed since that Contract anniversary.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk which will be borne by the Beneficiary.

If you have a Joint Owner, the age of the older Contract Owner will be used to determine the death benefit. If the Contract is owned by a non-natural person, then all references to you mean the Annuitant.

In the case of Joint Owners, if a Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. Joint Owners must be spouses.

A Beneficiary must request the death benefit be paid under one of the death benefit options described below. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements, including any required tax consent from the state of New York, or other governmental forms, are met, the payment will be made within 7 days unless the Suspension or Deferral of Payments Provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from the state of New York (when required).

OPTION A: lump sum payment of the death benefit. Preferred Life will not deduct the contract maintenance charge at the time of a full withdrawal if the distribution is due to death.

OPTION B: payment of the entire death benefit within 5 years of the date of the Contract Owner's or any Joint Owner's death. Preferred Life will assess the full contract maintenance charge to each Beneficiary on each Contract anniversary.

OPTION C: payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of the Contract Owner's or any Joint Owner's death. The full contract maintenance charge will continue to be assessed to each Beneficiary's share pro rata over the payments.

Any portion of the death benefit not applied under an Annuity Option within one year of the date of the Contract Owner's death must be distributed within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump sum, he/she may only make such an election during the 60 day period after the day that the lump sum first became payable by Preferred Life.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

DEATH OF ANNUITANT

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you will become the Annuitant unless you designate another Annuitant within 30 days of the death of the Annuitant. However, if the Contract Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.

10.OTHER INFORMATION
--------------------------------------------------------------------------------

PREFERRED LIFE

Preferred Life Insurance Company of New York (Preferred Life), 152 West 57th Street, 18th Floor, New York, New York 10019, was organized under the laws of the state of New York . Preferred Life offers annuities and group life, accident and health insurance and variable annuity products. Preferred Life is licensed to do business in 6 states, including New York and the District of Columbia. Preferred Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

THE SEPARATE ACCOUNT

Preferred Life established a separate account named Preferred Life Variable Account C (Separate Account) to hold the assets that underlie the Contracts, except assets allocated to the Fixed Account. The Board of Directors of Preferred Life adopted a resolution to establish the Separate Account under New York insurance law on February 26, 1988. Preferred Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into sub-accounts, each of which invests exclusively in a single Investment Option. The obligations under the Contracts are obligations of Preferred Life.

The assets of the Separate Account are held in Preferred Life's name on behalf of the Separate Account and legally belong to Preferred Life. However, those assets that underlie the variable Contracts are not chargeable with liabilities arising out of any other business Preferred Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts Preferred Life may issue.

DISTRIBUTION

Our affiliate, USAllianz Investor Services, LLC (USAllianz), serves as principal underwriter for the Contracts. USAllianz, a limited liability company, organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc, (NASD) More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Commissions will be paid to broker/dealers who sell the Contracts. Broker/dealers will be paid commissions up to 6% of Purchase Payments. Sometimes, Preferred Life enters into an agreement with the broker/dealer to pay the broker/dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 6% of Purchase Payments). Commissions may be recovered from a broker/dealer if a withdrawal occurs within 12 months of a Purchase Payment.

ADMINISTRATION

Preferred Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by Preferred Life or an affiliate. Call (800) 542-5427 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports, or if you would like to receive one copy for each contract in future mailings.

FINANCIAL STATEMENTS

The consolidated financial statements of Preferred Life and the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS
OF THE STATEMENT OF
ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Insurance Company .............................  2

Experts .......................................  2

Legal Opinions ................................  2

Distributor....................................  2

Reduction or Elimination of the
    Withdrawal Charge .........................  2

Calculation of Performance Data................  3

Illustrations..................................  8

Federal Tax Status.............................  8

Annuity Provisions ............................ 16

Financial Statements .......................... 17

Appendix A - Illustrations..................... 18

PRIVACY NOTICE
-------------------------------------------------------------------------------

WE CARE ABOUT YOUR PRIVACY!

In compliance with Gramm-Leach-Bliley (GLB), this notice describes the privacy policy and practices followed by Preferred Life Insurance Company of New York, and their affiliated companies (herein referred to as "Preferred Life").

Your privacy is a high priority for us and it will be treated with the highest degree of confidentiality. In order for us to be able to provide these insurance products and services, we need to collect certain information from you. However, we want to emphasize that we are committed to maintaining the privacy of this information in accordance with law. All individuals with access to personal information about our customers are required to follow this policy.

NON-PUBLIC INFORMATION COLLECTED.

o Information we receive from you on insurance and annuity applications, claim forms or other forms such as your name, address, date and location of birth, marital status, sex, social security number, medical information, beneficiary information, etc.

o Information about your transactions with us, our affiliates or others such as purchase payment history, tax information, investment information, and accounting information; and

o Information we receive from consumer reporting agencies, such as your credit history.

NON-PUBLIC INFORMATION DISCLOSED.

o We may provide the non-public information that we collect to affiliated or nonaffiliated persons or entities involved in the underwriting, processing, servicing and marketing of your Preferred Life insurance products. We will not provide this information to a nonaffiliated third party unless we have a written agreement that requires the third party to protect the confidentiality of this information.

o We may have to provide the above described non-public information that we collect to authorized persons or entities to comply with a subpoena or summons by federal, state or local authorities and to respond to judicial process or regulatory authorities having jurisdiction over our company for examination, compliance or other purposes as required by law.

o We do not disclose any non-public personal information about our customers to anyone except as permitted or required by law.

CONFIDENTIALITY AND SECURITY OF YOUR NON-PUBLIC PERSONAL INFORMATION.

o We restrict access of non-public personal information about you to only those persons who need to know about that information to underwrite, process, service or market Preferred Life insurance products and services.

o We maintain physical, electronic, and procedural safeguards that comply with state and federal standards to guard your non-public personal information.

o If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

INFORMATION ABOUT FORMER CUSTOMERS.

Non-public information about our former customers is maintained by Preferred Life on a confidential and secure basis. If any such disclosure is made, it would be for reasons and under the conditions described in this notice. We do not disclose any non-public personal information about our former customers to anyone except as permitted or required by law.

FURTHER INFORMATION.

o You have a right to access and request correction of your personal information that is recorded with Preferred Life.

o Information obtained from a report prepared by an insurance support organization may be retained by the insurance support organization and disclosed to other persons.

If you have any questions about our privacy policy, please write, call, or email:

Preferred Life Insurance Company of New York
152 West 57th Street, 18th Floor, New York, New York  10019
800/328-5600, www.allianzlife.com

                                      PART B




                       STATEMENT OF ADDITIONAL INFORMATION

                              USALLIANZ OPPORTUNITY
                           INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACTS
                                    ISSUED BY
                        PREFERRED LIFE VARIABLE ACCOUNT C
                                       AND
                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                               _____________, 2002


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 152 WEST 57th STREET, 18th FLOOR, NEW YORK, NY 10019,
(800) 542-5427.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED __________________, 2002 AND AS MAY BE AMENDED FROM TIME TO TIME.




TABLE OF CONTENTS
-------------------------------------------------------------

                                                 Page
Insurance Company................................   2

Experts..........................................   2

Legal Opinions...................................   2

Distributor......................................   2

Reduction or Elimination of the
 Withdrawal charge...............................   2

Calculation of Performance Data..................   3

Illustrations....................................   8

Federal Tax Status...............................   8

Annuity Provisions...............................  16

Financial Statements.............................  17

Appendix A - Illustrations.......................  18


                                                                 OPPSAI-0702

INSURANCE COMPANY
 ........

Information regarding Preferred Life Insurance Company of New York ("Insurance Company") is contained in the Prospectus.

The Insurance Company is rated A++ (Superior, Group Rating) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant in that it may be a reflection as to the ability of a company to make fixed annuity payments from its general account.

EXPERTS
 .........

The financial statements of Preferred Life Variable Account C and the consolidated financial statements of the Insurance Company as of and for the year ended _________________ included in this Statement of Additional Information have been audited by __________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS
 .........

Stewart Gregg, Senior Counsel to the Insurance Company, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR
 .........

USAllianz Investor Services, LLC, an affiliate of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE
 .........

The amount of the withdrawal charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the withdrawal charge will be determined by the Insurance Company after examination of the following factors: 1) the size of the group; 2) the total amount of Purchase Payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group (i.e., the expectation that the Contract owners will continue to hold the Contracts for a certain period of time); 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Insurance Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The withdrawal charge may be eliminated when the Contracts are issued to an officer, director or employee of the Insurance Company or any of its affiliates. The withdrawal charge may be reduced or eliminated when the Contract is sold by an agent of the Insurance Company to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

CALCULATION OF PERFORMANCE DATA
 .........

TOTAL RETURN

From time to time, the Insurance Company may advertise the performance data for the divisions of the separate account (also known as sub-accounts) in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of a sub-account over a stated period of time which is determined by dividing the increase (or decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the mortality and expense risk charge, the operating expenses of the Investment Options, any applicable withdrawal charge and contract maintenance charge ("Standardized Total Return"). The withdrawal charge and contract maintenance charge deductions are calculated assuming a Contract is surrendered at the end of the reporting period.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable Contract Maintenance Charges and any applicable withdrawal charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                           P(1+T)n = ERV

where:

           P      = a hypothetical initial payment of $1,000;

           T      = average annual total return;

           N      = number of years;

           ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the withdrawal charge and the contract maintenance charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Company may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Investment Options and assumes that the income earned by the investment in the Investment Option is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

YIELD

The AZOA Money Market Fund ("Money Market Fund"). The Insurance Company may advertise yield information for the Money Market Fund. The Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the Investment Option's investment securities and changes in interest rates, operating expenses, the deduction of the mortality and expense risk charge, the contract maintenance charge and, in certain instances, the value of the Investment Option's investment securities. Bonus amounts may be reflected in any performance information. The fact that the subaccount's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the subacount's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one Accumulation Unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such Accumulation Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Investment Option, the deduction of the mortality and expense risk charge and contract maintenance charge.

The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7] - 1.)

For the seven-day period ending on December 31, 2001, the AZOA Money Market Fund had a current yield of ______% and an effective yield of ______%.

Other Investment Options. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Investment Options. Each Investment Option (other than the AZOA Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the mortality and expense risk charge and contract maintenance charge) by the Accumulation Unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                          Yield = 2 [((a-b) + 1)6 - 1]
                                       cd
where:

a = net investment income earned during the period by the Investment Option attributable to shares owned by the subaccount;

b = expenses accrued for the period (net of reimbursements);

c = the average daily number of Accumulation Units outstanding during the period;

d = the maximum offering price per Accumulation Unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise yield information for any subaccount (other than the Money Market Fund).

PERFORMANCE RANKING

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R).

From time to time, evaluation of performance by independent sources may also be used.

PERFORMANCE INFORMATION

Certain Investment Options have been in existence for some time and have investment performance history. In order to show how investment performance of the Investment Options affects Accumulation Unit values, the following performance information was developed. This information is for periods prior to when the Contracts were first offered, and have been adjusted to reflect Contract expenses. Bonus amounts may be reflected in certain performance presentations for any period commencing on the date the Contracts were first offered.

The Investment Options of Franklin Templeton Variable Insurance Products Trust available under this Contract issue Class 2 shares and have a distribution plan which is referred to as a rule 12b-1 plan. Class 2 shares have Rule 12b-1 plan expenses currently equal to 0.25% per year, which will affect future performance. Prior to July 1, 1999, the rule 12b-1 plan fees were equal to .30% per year. Investment Option performance for Class 2 shares reflects a "blended" figure combining (a) for periods prior to Class 2's inception on 1/6/99, historical results of Class 1 shares and (b) for periods after 1/6/99, class 2's results reflecting an additional 12b-1 fee expense which also affects future performance.


Because class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund), standardized class 2 Investment Option performance for prior periods represents historical results of class 1 shares. For periods beginning 1/6/99 (or 5/1/97), class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

Charts A and B on the following pages reflect Accumulation Unit performance which assumes that the Accumulation Units were invested in each of the Investment Options from the Investment Option inception dates listed on the table. Chart A is for Contracts with the traditional death benefit and Chart B is for Contracts with the enhanced death benefit. The performance figures in Column I represent performance figures for the Accumulation Units which reflect the mortality and expense risk charge, the contract maintenance charge, the operating expenses of the Investment Options and assumes that you make a withdrawal at the end of the period (therefore the withdrawal charge is reflected). Column II represents performance figures for the Accumulation Units which reflect the deduction of the mortality and expense risk charge and the operating expenses of the Investment Options. Past performance does not guarantee future results. Charts A and B do not include any bonus amount.

The bonus amount of 6%, for Contract Owners less than or equal to Age 70 at the time of purchase, will be reflected in performance tables showing performance from the date the Contract was first offered on [date}and will also include any withdrawal charges.




CHART A  - CONTRACTS WITH TRADITIONAL DEATH BENEFIT (NO BONUS AMOUNTS REFLECTED)

Total Return for the periods ended December 31, 2001:                           HYPOTHETICAL


                                                         COLUMN I                                   COLUMN II
-----------------------------------------------------------------------------------------------------------------------------------
                                                   INVESTMENT OPTION
                                                       INCEPTION   ONE  THREE  FIVE  TEN   SINCE    ONE  THREE FIVE  TEN  SINCE
INVESTMENT OPTION                                        DATE      YEAR  YEAR  YEAR YEAR INCEPTION YEAR  YEAR  YEAR  YEAR INCEPTION
-----------------------------------------------------------------------------------------------------------------------------------

AIM V.I. Capital Appreciation Fund - Series 1
AIM V.I. International Equity Fund - Series 1
AIM V.I. Value Fund - Series 1
Alger American MidCap Growth Portfolio
USAZ Alliance Capital Growth and Income Fund
USAZ Alliance Capital Large Cap Growth Fund
USAZ Alliance Capital Technology Fund
AZOA Diversified Assets Fund
AZOA Fixed Income Fund
AZOA Global Opportunities Fund
AZOA Growth Fund
AZOA Money Market Fund
Davis VA Financial Portfolio
Davis VA Value Portfolio
Franklin Global Communications Securities Fund - Class 2
Franklin Growth and Income Securities Fund - Class 2
Franklin High Income Fund - Class 2
Franklin Income Securities Fund - Class 2
Franklin Large Cap Growth Securities Fund - Class 2
Franklin Real Estate Fund - Class 2
Franklin Rising Dividends Securities Fund - Class 2
Franklin S&P 500 Index Fund - Class 2
Franklin Small Cap Fund - Class 2
Franklin U.S. Government Fund - Class 2
Franklin Value Securities Fund - Class 2
Franklin Zero Coupon Fund 2005- Class 1
Franklin Zero Coupon Fund 2010- Class 1
Mutual Discovery Securities Fund - Class 2
Mutual Shares Securities Fund - Class 2
Templeton Developing Markets Securities Fund - Class 2
Templeton Growth Securities Fund - Class 2
Templeton International Securities Fund - Class 2
USAZ Templeton Developed Markets Fund
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
PIMCO VIT High Yield Bond Portfolio - Admin. Class
PIMCO VIT StocksPLUS Growth and Income Portfolio - Admin. Class
PIMCO VIT Total Return Bond Portfolio - Admin. Class
USAZ PIMCO Growth and Income Fund
USAZ PIMCO Renaissance Fund
USAZ PIMCO Value Fund
SP Jennison International Growth Portfolio - Class 2
SP Strategic Partners Focused Growth Portfolio - Class 2
Seligman Global Technology Portfolio - Class 1
Seligman Small-Cap Value Portfolio - Class 1
USAZ American Growth Fund
USAZ Growth Fund
USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund
Van Kampen LIT Emerging Growth Portfolio - Class 2


* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.




CHART B      - CONTRACTS WITH ENHANCED DEATH BENEFIT(NO BONUS AMOUNTS REFLECTED)

Total Return for the periods ended December 31, 2001                       HYPOTHETICAL


                                                         COLUMN I                                   COLUMN II
-----------------------------------------------------------------------------------------------------------------------------------
                                                   INVESTMENT OPTION
                                                       INCEPTION   ONE  THREE  FIVE  TEN   SINCE    ONE  THREE FIVE  TEN  SINCE
INVESTMENT OPTION                                        DATE      YEAR  YEAR  YEAR YEAR INCEPTION YEAR  YEAR  YEAR  YEAR INCEPTION
-----------------------------------------------------------------------------------------------------------------------------------

AIM V.I. Capital Appreciation Fund - Series 1
AIM V.I. International Equity Fund - Series 1
AIM V.I. Value Fund - Series 1
Alger American MidCap Growth Portfolio
USAZ Alliance Capital Growth and Income Fund
USAZ Alliance Capital Large Cap Growth Fund
USAZ Alliance Capital Technology Fund
AZOA Diversified Assets Fund
AZOA Fixed Income Fund
AZOA Global Opportunities Fund
AZOA Growth Fund
AZOA Money Market Fund
Davis VA Financial Portfolio
Davis VA Value Portfolio
Franklin Global Communications Securities Fund - Class 2
Franklin Growth and Income Securities Fund - Class 2
Franklin High Income Fund - Class 2
Franklin Income Securities Fund - Class 2
Franklin Large Cap Growth Securities Fund - Class 2
Franklin Real Estate Fund - Class 2
Franklin Rising Dividends Securities Fund - Class 2
Franklin S&P 500 Index Fund - Class 2
Franklin Small Cap Fund - Class 2
Franklin U.S. Government Fund - Class 2
Franklin Value Securities Fund - Class 2
Franklin Zero Coupon Fund 2005- Class 1
Franklin Zero Coupon Fund 2010- Class 1
Mutual Discovery Securities Fund - Class 2
Mutual Shares Securities Fund - Class 2
Templeton Developing Markets Securities Fund - Class 2
Templeton Growth Securities Fund - Class 2
Templeton International Securities Fund - Class 2
USAZ Templeton Developed Markets Fund
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
PIMCO VIT High Yield Bond Portfolio - Admin. Class
PIMCO VIT StocksPLUS Growth and Income Portfolio - Admin. Class
PIMCO VIT Total Return Bond Portfolio - Admin. Class
USAZ PIMCO Growth and Income Fund
USAZ PIMCO Renaissance Fund
USAZ PIMCO Value Fund
SP Jennison International Growth Portfolio - Class 2
SP Strategic Partners Focused Growth Portfolio - Class 2
Seligman Global Technology Portfolio - Class 1
Seligman Small-Cap Value Portfolio - Class 1
USAZ American Growth Fund
USAZ Growth Fund
USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund
Van Kampen LIT Emerging Growth Portfolio - Class 2


* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.



ILLUSTRATIONS


Preferred Life may also provide illustrations to customers. These illustrations may provide hypothetical depictions of either the "pay-in", or accumulation phase, or the "pay-out", or annuitization phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary. "Pay-in" and "pay-out" illustration may have various features as follows:

o Pay-in illustrations assume an initial lump sum Purchase Payment and are designed to show how adjusted historical performance or an assumed rate of return would have affected Contract values, withdrawal values, or the death benefit. Pay-in illustrations may also be designed to show the effect of periodic additional Purchase Payments and withdrawals. Pay-in illustrations based upon adjusted historical performance may assume that monies are allocated to a single Investment Option or to multiple Investment Options. In the event that monies are hypothetically allocated to multiple Investment Options, performance may be shown on a weighted aggregate basis. Dollar cost averaging illustrations, which are based upon adjusted historical performance, would compare the hypothetical effect of a lump sum Purchase Payments into the specified Investment Options, as contrasted with dollar cost averaging into the Investment Options over some period. Pay-in illustrations will reflect the bonus.

o Pay-out illustrations are designed to show the hypothetical effect of annuitizing a Contract, or receiving a stream of periodic payments. These illustrations may depict either a variable annuitization or a fixed annuitization. A variable pay-out illustration would be based upon a combination of adjusted historical performance or on the historical returns of an investment benchmark and an assumed investment return (AIR), whereas a fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. Where applicable, a pay-out illustration will show the effect of the 6% annuitization bonus that is credited to a Contract in the event of certain annuitizations after the ninth Contract year. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.

The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and mortality and expense risk charges. Contract maintenance charges may or may not be deducted. For assumed rate or investment benchmark pay-in illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending upon the Contract features you select. For withdrawal values, the withdrawal charges are also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations that are given to customers by Preferred Life are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

More detailed information about customer illustrations is found in Appendix A to this SAI.

FEDERAL TAX STATUS


Note: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option elected. For a lump sum payment received as a total withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.

Under the regulations, an Investment Option will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the Investment Option is represented by any one investment; (2) no more than 70% of the value of the total assets of the Investment Option is represented by any two investments; (3) no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and (4) no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Investment Options underlying the Contract will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance is not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account. Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified deferred annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or (d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and

(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the death or change of an annuitant is treated as the death of the owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


TAX TREATMENT OF SURRENDERS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount surrendered will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Surrendered earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial liquidation (withdrawal) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

QUALIFIED PLANS

The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and beneficiaries are cautioned that benefits under a

Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. The Insurance Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Insurance Company specifically consents to be bound.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a Qualified Plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a Qualified Plan. Contract Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain Non-Qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

A.  TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

B.  INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     ROTH IRAS

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum amount each year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year periods beginning with tax year 1998. Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

C.  PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in ligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Surrenders - Qualified Contracts.") Purchasers of Contracts for use with Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF SURRENDERS - QUALIFIED CONTRACTS

In the case of a surrender under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

A partial liquidation (withdrawal) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES - SURRENDER LIMITATIONS

The Code limits the surrender of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.


ANNUITY PROVISIONS


FIXED ANNUITY PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of an Investment Option. The fixed Account Value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Adjusted Contract Value at the time of annuitization, the Annuity Option selected, the age of the Annuitant and any joint Annuitant and the sex of the Annuitant and joint Annuitant where allowed.

VARIABLE ANNUITY PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Investment Option(s).

ANNUITY UNIT VALUE

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each subaccount the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each subaccount by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each subaccount remains unchanged unless the Contract Owner elects to transfer between Investment Options. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each subaccount. The Annuity Payment in each subaccount is determined by multiplying the number of Annuity Units then allocated to such subaccount by the Annuity Unit value for that subaccount. On each subsequent valuation date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second: The value of an Annuity Unit for a valuation period is equal to:

a. the value of the Annuity Unit for the immediately preceding valuation period.

b. multiplied by the Net Investment Factor for the current valuation period;

c. divided by the Assumed Net Investment Factor (see below) for the valuation period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. The Assumed Investment Return that the Insurance Company will use is 5%. However, the Company may agree to use a different rate (which will never exceed 7%).

FINANCIAL STATEMENTS


The audited consolidated financial statements of the Insurance Company as of and for the year ended_____________, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended _________________ are also included herein.

                          APPENDIX A - ILLUSTRATIONS                       A-1
                              IMPORTANT DISCLOSURES
                        ADJUSTED HISTORICAL ILLUSTRATION

 THIS IS AN ILLUSTRATION NOT A CONTRACT. The purpose of this illustration is to demonstrate how the performance of the underlying investment options offered through the contract may affect contract values, death benefits, and income benefits over an extended period of time. This illustration is based on historical rates of return and is not intended to serve as a projection or prediction of future investment returns. It illustrates how much the contract would hypothetically be worth, and how much the guaranteed death benefit would be, at the end of each year if: (1) the product were offered and the customer purchased the variable annuity on the hypothetical contract date; (2) the customer had made the purchase payments shown; and (3) the customer had allocated the purchase payments to the investment options indicated.

 To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

 The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the variable investment options.

 This illustration may illustrate adjusted historical performance for one or more investment options. If more than one option is illustrated, performance may be shown as aggregate performance for all investment options selected. In addition, if you elect to illustrate more than one investment option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

 Performance data for the investment options illustrated in this illustration reflects the deduction of the contract mortality and expense risk charge and contract maintenance charge. The fees and expenses of the underlying investment options which serve as funding vehicles are also reflected. The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from cash surrender value figures that are illustrated, but not contract value figures. Please refer to the prospectus for full details on charges, expenses and fees.
 STANDARDIZED AVERAGE ANNUAL RETURN: Any adjusted historical performance illustration is accompanied by Standardized Average Annual Return for each investment option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the sub-account, if later. In contrast, illustration material may depict returns from the inception date of the applicable portfolio, if earlier than the inception date of the sub-account. Standardized return includes the effect of all portfolio expenses and all contract expenses. If contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return reflects the addition of the 6% bonus credited on contracts purchased prior to attained age 71. The bonus is shown from the date the contracts were first offered, on [date]. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter.

The ADJUSTED HISTORICAL AVERAGE ANNUAL RETURN is based upon the weighted aggregate historical rate of return on the investment options selected, commencing on the hypothetical purchase date, and calculates the change in contract value from the beginning of the

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.



 xx/xx/2002                                                   Page x of y

                                                                            A-2
hypothetical period to the end of the period, adjusted for additional purchase payments and any withdrawals. The adjusted historical average annual return commences on the inception date of the investment option and includes mortality & expense charges and investment option fees, but does not include withdrawal charges. Weighted aggregate return for the portfolios selected for the total period shown is: xx.xx%. Average annual returns for each of the investment options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

TAXES: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the contract will be subject to ordinary income tax to the extent that the contract value immediately before the withdrawal exceeds the total amount of after-tax money paid into the contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any tax-qualified account, e.g., IRA or TSA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the contract is an individual retirement annuity or other qualified contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information.

The tax treatment of death benefit proceeds of an annuity contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

Please read the prospectus for further information.

BONUS: The Contract provides a bonus of 6% on each Purchase Payment we receive (5% for attained ages 71 to 75, 4% for ages 76 to 80 and 0% for attained ages 81 and greater). After the ninth Contract year, we also credit a 6% bonus on the result of the Adjusted Contract value minus any Purchase Payments still subject to withdrawal charge which is used to provide lifetime income payments.

Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the value of your Contract is at least $100,000.
Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                                    TRADITIONAL            ENHANCED
                                    DEATH BENEFIT        DEATH BENEFIT
 MORTALITY & EXPENSE                   1.9%                   2.1%

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional Death Benefit guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.

Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for withdrawals prior to age 81. These are available regardless of the value in your account when you decide it is time to take income. You can always (after 13 months from issue) annuitize your contract value under fixed and variable annuity options.

If you take money out of the Contract, Preferred Life may assess a withdrawal charge. The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9. There are also daily investment portfolio charges which currently range, on an annual basis, from 0.57% to 1.81% of the average daily value of the Portfolio, depending upon the Portfolio.
This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the Contract is issued. The "CONTRACT VALUE" for any point in time is an amount equal to the sum of each Accumulation Unit Value multiplied by the number of Units allocated to the Contract for each investment option. This value will fluctuate due to the investment performance of the selected investment option(s). The Contract Value reflects all portfolio expenses and all charges for the contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2. The "CASH SURRENDER VALUE" reflects all of the expenses and charges assessed against "contract value", and also reflects any withdrawal charge if applicable. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.








-------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                            A-4
 IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a Contract purchased by you may be worth more or less than your original cost.
  International investing involves some risks not presented with U.S. investments, such as currency fluctuation and political volatility. An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.

-------------------------------------------------------------------------------













-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.



xx/xx/2002                                                    Page x of y

                                                                            A-5
                              USALLIANZ OPPORTUNITY


PREPARED FOR:                         CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                      Contract Type: Non-Qualified
                                      Death Benefit:
PERIOD BEGINNING:


                     STANDARDIZED AVERAGE ANNUAL RETURN AND
                            ADJUSTED PORTFOLIO RETURN
 As of [12/31/2000], a one-time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, without regard to taxes:

                                                                                    SINCE      DATE OF    SINCE       DATE OF
                                                PORTFOLIO INCEPTION               PORTFOLIO   PORTFOLIO SUB-ACCOUNT  SUB-ACCOUNT
INVESTMENT OPTION                              1 YEAR   5 YEAR          10 YEAR   INCEPTION   INCEPTION  INCEPTION    INCEPTION
--------------------------------
USALLIANZ VIP MONEY MARKET FUND                  *         *                 *        *                              5/1/2001
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO           *         *                 *        *                              5/1/2001
DAVIS VA FINANCIAL PORTFOLIO                     *         *                 *        *                              5/1/2001
DAVIS VA VALUE PORTFOLIO                      15.47%       5.38%           6.28%     8.65%                           4/19/1995
AIM V.I. GROWTH FUND                             *          *                *        *
AIM V.I. VALUE FUND                         (0.57%)       2.94%          4.56%       3.76%                           4/19/1995
OPPENHEIMER HIGH INCOME FUND

Standardized average annual return figures are calculated from the inception date of the applicable Preferred Life Sub-Account. Figures reflect the deduction of all contract and investment option charges. Where there is a varying charge depending upon which feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Portfolio returns prior to Sub-Account inception have been adjusted for contract expenses. The 6% bonus credited on contracts purchased prior to attained age 71 is shown only from the date the contracts were first offered, on [date].



Past performance is not necessarily indicative of future results.


           [THIS PAGE MUST ACCOMPANY ANY ACCUMULATION ILLUSTRATION CONTAINING ADJUSTED HISTORICAL PERFORMANCE.]





--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y

                                                                            A-6
                              USALLIANZ OPPORTUNITY


PREPARED FOR:                         CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                      Contract Type: Non-Qualified
                                      Death Benefit:
PERIOD BEGINNING:

INVESTMENT OPTIONS AND ALLOCATIONS:

____ Portfolio (___%)
____ Portfolio (___%)

                          EFFECT OF ADJUSTED HISTORICAL
                       RETURNS ON ILLUSTRATED CONTRACT VALUES


--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------
    END OF        AGE    ADJUSTED HISTORICAL   PURCHASEPAYMENTBONUS/        CONTRACT    CASH SURRENDER      DEATH     ANNUITY
                            AVERAGE ANNUAL                  WITHDRAWALS       VALUE          VALUE         BENEFIT      VALUE
     YEAR                       RETURN

--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------

   Mm/dd/yyyy      45          Xx.xx%         $x,xxx.00      $(xxx.00)     $x,xxxx.00     $x,xxxx.00      $x,xxx.00

------------------ ---- --------------------- ----------- ---------------- ------------ ---------------- ------------ ----------



     This illustration is based upon adjusted historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter].












--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.



xx/xx/2002                                                    Page x of y

                                                                            A-7
                              IMPORTANT DISCLOSURES
                  S&P 500 HYPOTHETICAL HISTORICAL ILLUSTRATION

 THIS IS AN ILLUSTRATION NOT A CONTRACT. The purpose of this illustration is to demonstrate how contract values, death benefits, and income benefits are affected by the underlying rate of return over an extended period of time. This illustration is based on historical rates of return of the Standard & Poor's 500 Composite Price Index (S&P500) and is not intended to serve as a projection or prediction of future investment income. The S&P500 is not indicative of the performance of any Investment Option and is not necessarily indicative of future results. No representation is made as to the future performance of any Investment Option. The hypothetical assumed investment rates of return are illustrative only and are not a representation of past or future investment returns. It illustrates how much the contract would hypothetically be worth, and how much the guaranteed death benefit would be, at the end of each year if:
 (1) the product were offered and the customer purchased the variable annuity on the hypothetical contract date; (2) the customer had made the purchase payments shown; and (3) the customer had allocated the purchase payments to the investment options indicated.

 To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

 The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the variable investment options.

 Rates of return reflect the deduction of the contract mortality and expense risk charge and contract maintenance charge. The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from cash surrender value figures that are illustrated, but not contract value figures. Please refer to the prospectus for full details on charges, expenses and fees.

 TAXES: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the contract will be subject to ordinary income tax to the extent that the contract value immediately before the withdrawal exceeds the total amount of after-tax money paid into the contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any tax-qualified account, e.g., IRA or TSA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the contract is an individual retirement annuity or other qualified contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information.

 The tax treatment of death benefit proceeds of an annuity contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.
------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.



 xx/xx/2002                                                   Page x of y

Please read the prospectus for further information.

BONUS: The Contract provides a bonus of 6% on each Purchase Payment we receive (5% for attained ages 71 to 75, 4% for ages 76 to 80 and 0% for attained ages 81 and greater). After the ninth Contract year, we also credit a 6% bonus on the result of the Adjusted Contract value minus any Purchase Payments still subject to withdrawal charge which is used to provide lifetime income payments.

Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the value of your Contract is at least $100,000.
Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                           TRADITIONAL                 ENHANCED
                         DEATH BENEFIT               DEATH BENEFIT
 MORTALITY & EXPENSE            1.9%                      2.1%


The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional Death Benefit guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.

 Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for withdrawals prior to age 81. These are available regardless of the value in your account when you decide it is time to take income. You can always (after 13 months from issue) annuitize your contract value under fixed and variable annuity options.

If you take money out of the Contract, Preferred Life may assess a withdrawal charge. The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9. There are also daily investment portfolio charges which currently range, on an annual basis, from 0.57% to 1.81% of the average daily value of the Portfolio, depending upon the Portfolio. This illustrations deducts _________%, the arithmetic average of the expenses of all available Investment Options.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the Contract is issued.

--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The "CONTRACT VALUE" for any point in time is an amount equal to the sum of each Accumulation Unit Value multiplied by the number of Units allocated to the Contract for each investment option. This value will fluctuate due to the investment performance of the selected investment option(s). The Contract Value reflects all portfolio expenses and all charges for the contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

The "CASH SURRENDER VALUE" reflects all of the expenses and charges assessed against "contract value", and also reflects any withdrawal charge if applicable. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

 IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a Contract purchased by you may be worth more or less than your original cost.


-------------------------------------------------------------------------------













This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y
-------------------------------------------------------------------------------

                                                                           A-10
                              USALLIANZ OPPORTUNITY


PREPARED FOR:                   CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                Contract Type: Non-Qualified
                                Death Benefit:
PERIOD BEGINNING:

INVESTMENT OPTIONS AND ALLOCATIONS:

____ Portfolio (___%)
____ Portfolio (___%)

                          EFFECT OF S&P 500 HISTORICAL
                     RETURNS ON ILLUSTRATED CONTRACT VALUES


--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------
                  AGE    ADJUSTED HISTORICAL   PURCHASEPAYMENTBONUS/        CONTRACT    CASH SURRENDER      DEATH     ANNUITY
    END OF                  AVERAGE ANNUAL                WITHDRAWALS         VALUE          VALUE         BENEFIT      VALUE
     YEAR                       RETURN

--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------

   Mm/dd/yyyy      45          Xx.xx%         $x,xxx.00      $(xxx.00)     $x,xxxx.00     $x,xxxx.00      $x,xxx.00


------------------ ---- --------------------- ----------- ---------------- ------------ ---------------- ------------ ----------


     This illustration is based upon adjusted historical S&P 500 returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Option. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter].












--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y

                                                                          A-11
                              IMPORTANT DISCLOSURES
                 HYPOTHETICAL FIXED RATE OF RETURN ILLUSTRATION

THIS IS AN ILLUSTRATION NOT A CONTRACT. THE PURPOSE OF THIS ILLUSTRATION IS TO DEMONSTRATE HOW A VARYING RATE OF RETURN MAY AFFECT CONTRACT VALUES, DEATH BENEFITS, AND INCOME BENEFITS OVER AN EXTENDED PERIOD OF TIME. THIS ILLUSTRATION IS BASED UPON HYPOTHETICAL FIXED RETURNS DURING THE PERIOD INDICATED. THIS ILLUSTRATION IS NOT INTENDED TO SERVE AS A PROJECTION OR PREDICTION OF FUTURE RETURNS. IT ILLUSTRATES HOW MUCH THE CONTRACT WOULD HYPOTHETICALLY BE WORTH, AND HOW MUCH THE GUARANTEED DEATH BENEFIT AND GUARANTEED INCOME BENEFIT WOULD BE, BASED ON THE HYPOTHETICAL RATE OF RETURN ILLUSTRATED. NO REPRESENTATIONS ARE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the variable investment options.

This illustration, including any accompanying reports and graphs, must be preceded or accompanied by the current prospectus. Please refer to the prospectus for full details on charges, expenses, fees and state premium taxes.

TAXES: The effects of income, penalty and state premium taxes have not been reflected in the illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the contract will be subject to ordinary income tax to the extent that the contract value immediately before the withdrawal exceeds the total amount of after-tax money paid into the contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any tax-qualified account, e.g., IRA or TSA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the contract is an individual retirement annuity or other qualified contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information.

THE TAX TREATMENT OF DEATH BENEFIT PROCEEDS OF AN ANNUITY CONTRACT DIFFERS FROM THE TAX TREATMENT OF A LIFE INSURANCE POLICY. SEE YOUR TAX ADVISOR AND THE PROSPECTUS FOR FURTHER DETAILS.

Please read the prospectus for further information.

BONUS: The Contract provides a bonus of 6% on each Purchase Payment we receive (5% for attained ages 71 to 75, 4% for ages 76 to 80 and 0% for attained ages 81 and greater). After the ninth Contract year, we also credit a 6% bonus on the result of the Adjusted Contract Value minus any Purchase Payments still subject to withdrawal charge which is used to provide lifetime income payments.

Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.


-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if your Contract value is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                              TRADITIONAL           ENHANCED
                              DEATH BENEFIT       DEATH BENEFIT
 MORTALITY & EXPENSE             1.9%                  2.1%


The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional Death Benefit guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.

Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for withdrawals prior to age 81. These are available regardless of the value in your account when you decide it is time to take income. You can always (after 13 months from issue) annuitize your contract value under fixed and variable annuity options.

If you take money out of the Contract, Preferred Life may assess a withdrawal charge . The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9.

There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.81% of the average daily value of the Portfolio, depending upon the Portfolio.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the contract is issued.

The "CONTRACT VALUE" for any point in time is an amount equal to the sum of each Accumulation Unit Value multiplied by the number of Units allocated to the Contract for each investment option. This value will fluctuate due to the investment performance of the selected investment options. The Contract Value reflects all contract charges, and portfolio expenses for the contract features selected but does not reflect the withdrawal charge. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The "CASH SURRENDER VALUE" reflects all of the expenses and charges assessed against "contract value", and also reflects any withdrawal charge if applicable. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a contact purchased by you may be worth more or less than your cost.

International investing involves some risks not presented with U.S. investments, such as currency fluctuation and political volatility.

An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.
























-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y

------------------------------------------------------------------------------
                              USALLIANZ OPPORTUNITY

PREPARED FOR:                   CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                Contract Type: Non-Qualified
                                Death Benefit:
PERIOD BEGINNING:

                                                HYPOTHETICAL FIXED RATE OF RETURN ILLUSTRATION
                                                    GROSS RATE OF RETURN X.XX%


        ---------- --------- ------------------- --------------- ---------------- ------------- ------------- -------------- ------

        END OF       AGE        HYPOTHETICAL        PURCHASE       WITHDRAWALS      CONTRACT        CASH      DEATH         ANNUITY
          YEAR                 GROSS RATE OF       PAYMENTS/                         VALUE       SURRENDER    Benefit        VALUE
                                   RETURN            BONUS                                         VALUE

                               (NOT TO EXCEED
                                    12%)
        ---------- --------- ------------------- --------------- ---------------- ------------- ------------- ------------ --------

        Mm/dd/yyyy    45           xx.xx%          $x,xxx.00        ($xxx.00)      $x,xxxx.00    $x,xxxx.00     $x,xxx.00

        ---------- --------- ------------------- --------------- ---------------- ------------- ------------- -----------  --------

This hypothetical is based on the selected gross rate of return and calculates the change in contract value from the beginning period to the ending period, adjusted for subsequent purchase payments and any withdrawals. Hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average portfolio fee of .xxxx%. The 6% bonus in not included in Hypothetical Gross Rate of Return. However, it is included in other values shown.

This illustration is not intended to serve as a projection or prediction of future returns.

An illustration showing a hypothetical 0% gross rate of return is contained on the following page.






--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                          A-15
                              USALLIANZ OPPORTUNITY
PREPARED FOR:                      CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                   Contract Type: Non-Qualified
                                   Death Benefit:
PERIOD BEGINNING:


                                       HYPOTHETICAL FIXED RATE OF RETURN ILLUSTRATION
                                                    GROSS RATE OF RETURN 0.00%


---------- ----------- ------------------- ---------------- --------------- --------------- ------------------ -----------  --------

END OF        AGE         HYPOTHETICAL        PURCHASE       WITHDRAWALS    CONTRACT VALUE   CASH SURRENDER    DEATH         ANNUITY
  YEAR                   GROSS RATE OF        PAYMENTS/                                           VALUE        Benefit        VALUE
                             RETURN             BONUS

---------- ----------- ------------------- ---------------- --------------- --------------- ------------------ ---------- ----------

Mm/dd/yyyy     45         xx.xx%           $x,xxx.00       ($xxx.00)     $x,xxxx.00       $x,xxxx.00         $x,xxx.00     $x,xxx.00

---------- ----------- ------------------- ---------------- --------------- --------------- ------------------ --------- -----------

This hypothetical is based on the selected gross rate of return and calculates the change in contract value from the beginning period to the ending period, adjusted for subsequent purchase payments and any withdrawals. Hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M & E charge and average portfolio fee of .xxxx%. The 6% bonus in not included in Hypothetical Gross Rate of Return. However, it is included in other values shown.


   [This page must accompany any fixed return illustration showing a gross rate of return in excess of 0%.]













--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                           A-16
                              IMPORTANT DISCLOSURES
             HYPOTHETICAL VARIABLE AND/OR FIXED PAYOUT ILLUSTRATION

This illustration depicts how a payment option may work when you annuitize your contract. THIS ILLUSTRATION IS NOT A CONTRACT, AND IT IS NOT A REPRESENTATION OR GUARANTEE OF FUTURE RETURNS OR OF ANY SPECIFIC PAYOUT AMOUNT.

 If you want to receive regular income from your annuity, you can choose an Annuity Option at any time after the 13th month of the Contract. You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your payments come from the Variable Options, the dollar amount of your payments may go up or down based on the performance of the Portfolios.

The Contract provides that the Contract cannot be annuitized prior to 13 months after the contract issue date. For this reason, illustrations that you receive will be based upon an annuity start date that is at least 13 months after the issue date.

You can elect to have illustrated either a "variable" payout option or a "fixed" payout option, or, you may elect to receive both a variable payout illustration and a fixed payout illustration. THE "VARIABLE" PAYOUT OPTION ILLUSTRATION is based upon actual historical performance of one or more investment options over the specified period, as adjusted for all applicable portfolio expenses and applicable contract expenses. The principal purpose of the variable payout illustration is to demonstrate how the performance of the underlying investment options could affect contract values and payout amounts when the contract is annuitized. Of course, past performance of any investment option is not necessarily indicative of future results, and no representation is made as to the future performance of any investment option.

This illustration may illustrate adjusted historical performance for one or more investment options. If more than one option is illustrated, performance may be shown as aggregate performance for all investment options selected. In addition, if you elect to illustrate more than one investment option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

As an alternative variable payout illustration, the Standard & Poor's 500 Composite Price Index (S&P500) or other recognized investment benchmark may be used to show how values may vary. The S&P500 is not indicative of the performance of any Investment Option and is not necessarily indicative of future results. No representation is made as to the future performance of any Investment Option. The hypothetical assumed investment rates of return are illustrative only and are not a representation of past or future investment returns.

The illustration has not been adjusted for state or federal income tax liability, 10% federal penalty tax for withdrawals prior to age 59 1/2, or any applicable state premium taxes; values would be lower if such adjustments had been made.

THE "FIXED" PAYOUT OPTION ILLUSTRATION is not based upon any sort of historical performance, but rather is based upon fixed payout factors that are in effect on the date of the illustration. These factors can change, up until the date you annuitize your contract.

 VARIABLE PAYOUT ANNUITY- Variable Annuity payouts depend on a variety of factors, including the amount annuitized, annuity payout option selected, assumed investment rate (AIR), and will vary with the investment performance of the portfolio(s) selected. The variable income can increase or decrease from the initial monthly payment and no minimum dollar amount of variable income is guaranteed. Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the eligible variable investment options.

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                          A-17
The AIR was selected by your investment representative. The 3% AIR payments start at a lower level than the 5% AIR, with the potential for more rapid increase in payments during later years. Conversely if a 5% AIR is chosen there is a potential for a more rapid decrease in payments during the later years.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the investor may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the variable investment options.

STANDARDIZED AVERAGE ANNUAL RETURN: Any variable payout illustration that is based upon adjusted historical performance is accompanied by Standardized Average Annual Return for each investment option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the sub-account, if later. In contrast, illustration material may depict returns from the inception date of the applicable portfolio, if earlier than the inception date of the sub-account. Standardized return includes the effect of all portfolio expenses and all contract expenses. If contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter.
FIXED PAYOUT ANNUITY- Fixed payments will depend on a variety of factors, including the amount annuitized, payout factor rates when the contract is annuitized, date of birth, and annuity payout option selected. Fixed Annuity payouts, once commenced, will not vary.

BONUS: The Contract provides a bonus of 6% on each Purchase Payment we receive (5% for attained ages 71 to 75, 4% for ages 76 to 80 and 0% for attained ages 81 and greater). After the ninth Contract year, we also credit a 6% bonus on the result of the Adjusted Contract value minus any Purchase Payments still subject to withdrawal charge which is used to provide lifetime income payments.

Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the Contract value is at least $100,000.
Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                              TRADITIONAL           ENHANCED
                                  DEATH BENEFIT    DEATH BENEFIT
 MORTALITY & EXPENSE                  1.9%           2.1%

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional GMIB or GMDB guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.

Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for withdrawals prior to age 81. These are available regardless of the value in your account when you decide it is time to take income. You can always ( after 13 months from issue) annuitize your contract value under fixed and variable annuity options.

If you take money out of the Contract, Preferred Life may assess a withdrawal charge. The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9.

There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.81% of the average daily value of the Portfolio, depending upon the Portfolio.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the Contract is issued.

IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in.
International investing involves some risks not presented with U.S. investments, such as currency fluctuation and political volatility. An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.

--------------------------------------------------------------------------------











This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                           A-19
                       STANDARDIZED AVERAGE ANNUAL RETURN
                          AND ADJUSTED PORTFOLIO RETURN

 As of [12/31/2000], a one time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, taking into consideration all contract charges but without regard to taxes:


                                                                             SINCE          DATE OF       SINCE         DATE OF
                                                                                           PORTFOLIO                     SUB-ACCOUNT
                                           PORTFOLIO INCEPTION              PORTFOLIO                     SUB-ACCOUNT   INCEPTION
INVESTMENT OPTION                          1 YEAR      5 YEAR     10 YEARS  INCEPTION      INCEPTION      INCEPTION
-----------------                          ------      ------     -----------------------------------------------------------------
Alger American Growth Fund                     *         *             *       *                                      1/22/2001
USAllianz Strategic Growth Fund              (24.76%)  7.29%           *       11.02%                                 4/19/1995


Standardized average annual return figures are calculated from the inception date of the applicable Preferred Life Sub-Account. Figures reflect the deduction of all contract and investment option charges. Where there is a varying charge depending upon which feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Portfolio returns prior to Sub-Account inception have been adjusted for contract expenses. The 6% bonus credited on contracts purchased prior to attained age 71 is shown only from the date the contracts were first offered, on [date].


Past performance is not necessarily indicative of future results.


[THIS PAGE MUST ACCOMPANY ANY PAYOUT ILLUSTRATION CONTAINING
ADJUSTED HISTORICAL INFORMATION.]









--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.


xx/xx/2002                                                    Page x of y

                                                                            A-20
                              USALLIANZ OPPORTUNITY

PREPARED FOR:                       CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                    Contract Type:  Non-Qualified
PERIOD BEGINNING:                   Death  Benefit:
-----------------


                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION
                     BASED UPON ADJUSTED HISTORICAL RETURNS


ANNUITY OPTION:

Annuitization Age:                      65, Male    Annuity Value:   520,097.92
Federal Tax Rate:                         28%
Assumed Investment Rate (AIR):           3.5%
Annuitization
Date:______________                                 Cost Basis:      500,000.00
Contract Date: ____________________



INVESTMENT OPTION          ALLOCATION   INVESTMENT OPTION           ALLOCATION

ALGER AMERICAN GROWTH FUND     90%    USALLIANZ STRATEGIC GROWTH FUND  10%


   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------
   PERIOD ENDING DATE         PAYOUT AGE           MONTHLY PAYOUT        EXCLUSION AMOUNT         TAXABLE AMOUNT        CUMULATIVE
                                                                                                                          PAYOUT
   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------





   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- -------------

This illustration is based upon weighted aggregate historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns.
------------------------------------------------------------------------------

Average annual returns for each of the investment options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

The Annuity Value includes the 6% annuitization bonus amount added to the Contract Value. The bonus is treated as earnings and is fully taxable for income tax purposes. This bonus is credited when the Contract is annuitized generally after the 9th Contract anniversary.

-------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.



xx/xx/2002                                                    Page x of y

                                                                           A-21
                              USALLIANZ OPPORTUNITY

PREPARED FOR:                      CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                   Contract Type:  Non-Qualified
PERIOD BEGINNING:                  Death  Benefit:
-----------------



                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION
                      BASED UPON S&P 500 HISTORICAL RETURNS


ANNUITY OPTION:

Annuitization Age:                   65, Male      Annuity Value:  520,097.92
Federal Tax Rate:                     28%
Assumed Investment Rate (AIR):        3.5%
Annuitization
Date:______________                                Cost Basis:      500,000.00
Contract Date: ____________________



   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------
   PERIOD ENDING DATE         PAYOUT AGE           MONTHLY PAYOUT        EXCLUSION AMOUNT         TAXABLE AMOUNT        CUMULATIVE
                                                                                                                          PAYOUT
   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------


   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------

This illustration is based upon S&P 500 historical returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Options. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter]..
--------------------------------------------------------------------------------

The Annuity Value includes the 6% annuitization bonus amount added to the Contract Value. The bonus is treated as earnings and is fully taxable for income tax purposes. This bonus is credited when the Contract is annuitized generally after the 9th Contract anniversary.

-------------------------------------------------------------------------------





This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y

                                                                           A-22
                              USALLIANZ OPPORTUNITY

PREPARED FOR:                         CONTRACT INFORMATION FOR FEATURES SELECTED
John Doe
                                      Contract Type: Non-Qualified
PERIOD BEGINNING:                     Death Benefit:
----------------


                               HYPOTHETICAL FIXED PAYOUT ANNUITIZATION



ANNUITY OPTION:

Annuitization Age:   65, Male              Annuity Value:         520,097.92
Federal Tax Rate:
Annuitization Date:                          Cost Basis:         500,000.00
Contract Date:


                                 Monthly        Exclusion   Taxable
                                 Payout          Amount     Amount
                                xxxxx.xx        xxxxx.xx    xxxxx.xx




This hypothetical illustration is based upon payout factor rates currently in effect. These are subject to change, and may be higher or lower when you annuitize your contract.

This illustration is not intended to serve as a projection or prediction of future returns.

The Annuity Value includes the 6% annuitization bonus amount added to the Contract Value. The bonus is treated as earnings and is fully taxable for income tax purposes. This bonus is credited when the Contract is annuitized generally after the 9th Contract anniversary.



-----------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                     PART C

                                OTHER INFORMATION


ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

a.  Financial Statements

      The financial statements of the Company and the Separate Account will be filed by amendment.


b.  Exhibits

     1.     Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account (1)
     2.     Not  Applicable
     3.a.   Principal  Underwriter  Agreement (2)
     3.b.   General Agency Agreement (5)
     4.     Individual  Variable  Annuity  Contract
     4a.    Traditional Death Benefit Endorsement
     4b.    Enhanced  Death  Benefit  Endorsement
     5.     Application  for  Individual  Variable  Annuity  Contract
     6.     (i)  Copy  of  Articles  of  Incorporation  of  the  Company (1)
            (ii)  Copy  of  the  Bylaws  of  the  Company (3)
     7.     Not  Applicable
     8.a.   Form of Fund Participation Agreement between Franklin Valuemark
            Funds and North American Life and Casualty Company.(1)
       b.   Form  of  Fund  Participation  Agreement between AIM Variable
            Insurance Funds, Inc., Preferred Life Insurance Company of New York and NALAC Financial Plans LLC.(4)
       c.   Form of Fund Participation Agreement between Alger American Fund,
            Preferred Life Insurance Company of New York and Fred Alger and
            Company.(4)
       d.   Form of Fund Participation Agreement between USAllianz Variable
            Insurance Products Trust, Preferred Life Insurance Company of New
            York and BISYS Fund Services Limited Partnership.(4)
       e.   Form of Fund Participation Agreement between Davis Variable Account
            Fund, Inc, Davis Distributors, LLC and Preferred Life Insurance
            Company of New York. (5)
       f.   Form of Fund Participation Agreement between Van Kampen Life
            Investment Trust, Van Kampen Asset Management, Inc., and Preferred
            Life Insurance Company of New York. (5)
       g.   Form of Fund Participation Agreement between Preferred Life
            Insurance Company of New York and J.P. Morgan Series Trust II. (5)
       h.   Form of Fund Participation Agreement between Oppenheimer Variable
            Account Funds, Oppenheimer Funds, Inc. and Preferred Life Insurance
            Company of New York. (5)
       i.   Form of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, PIMCO Variable Insurance Trust, and
            PIMCO Funds Distributors, LLC. (5)
       j.   Form of Fund Participation Agreement between Seligman Portfolios,
            Inc. and Preferred Life Insurance Company of New York. (5)
       k.   Form of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, The Prudential Series Fund, Inc., The
            Prudential Insurance Company of America, and Prudential Investment
            Management Services, LLC.(6)
       l.   Form of Fund Participation Agreement between Van Kampen
            Life Investment Trust, Van Kampen Funds Inc,
            Van Kampen Asset Management and Preferred Life Insurance Company of
            New York. (8)
       m.   Form of Fund Participation Agreement between Van Kampen
            Funds, Inc., and USAllianz Investor Services, LLC. (8)
       n.   Form of Fund Participation Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Asset Management, Inc. (8)
       o.   Form of Fund Participation Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation. (8)
       p.   Form of Fund Participation Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. (8)
       q.   Form of Fund Participation Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. (8)
       r.   Form of Fund Participation Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO Advisers L.P. (8)
       s.   Form of Fund Participation Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust and Templeton Investment Counsel,LLC. (8)
     9.    Opinion  and  Consent  of  Counsel (to be filed by amendment)
    10.    Independent  Auditors'  Consent (to be filed by amendment)
    11.    Not  Applicable
    12.    Not  Applicable
    13.    Calculation  of  Performance  Information (to be filed by amendment)
    14.    Company  Organizational  Chart (5)
    27.    Not  Applicable

   (1) Incorporated by reference to Registrant's N-4 filing (File Nos. 333-19699 and 811-05716) as electronically filed on January 13, 1997.
   (2) Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on May 12, 1997.
   (3) Incorporated by reference to Registrant's Pre-Effective Amendment No. 2 to Form N-4 (File Nos.333-19699 and 811-05716)electronically filed on May 29, 1997.
   (4) Incorporated by reference to Registrant's Post Effective Amendment No. 7 to N-4 filing (File Nos.333-19699 and 811-05716) as electronically filed on November 12, 1999.
   (5) Incorporated by reference to Registrant's Post Effective Amendment No. 8 to N-4 filing (File Nos.333-19699 and 811-05716) as electronically filed on April 28, 2000.
   (6) Incorporated by reference to Registrant's Post Effective Amendment No. 9 to N-4 filing (File Nos.333-19699 and 811-05716) as electronically filed on December 15, 2000.
   (7) Incorporated by reference to Registrant's Post Effective Amendment No. 10 to Form N-4 (File Nos.333-19699 and 811-05716) as electronically filed on April 25, 2001.
   (8) Incorporated by reference to Registrant's Post Effective Amendment No. 11 to Form N-4 (File Nos.333-19699 and 811-05716) as electronically filed on November 2, 2001.


ITEM  25.    DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The following are the Officers and Directors of the Company:


Name and Principal              Positions and Offices
Business Address                with Depositor
-----------------               ------------------------------

Edward J. Bonach                Chairman of the Board & President
5701 Golden Hills Drive
Minneapolis, MN 55416

Dennis Marion                   Director
500 Valley Road
Wayne, NJ 07470

Robert S. James                 Director
5701 Golden Hills Drive
Minneapolis, MN  55416

Eugene T. Wilkinson             Director
14 Commerce Drive
Cranford, NJ 07016

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Reinhard W. Obermueller         Director
560 Lexington Ave
New York, NY  10022

Stephen R. Herbert              Director
900 Third Avenue
New York, NY  10022

Jack F. Rockett                 Director
140 East 95th Street, Ste 6A
New York, NY  10129

Kevin Walker                    Treasurer
5701 Golden Hills Drive
Minneapolis, MN  55416

Stephen Blaske                  Actuary
5701 Golden Hills Drive
Minneapolis, MN  55416

Margery G. Hughes               Director
5701 Golden Hills Drive
Mpls, MN  55416

Christopher H. Pinkerton        Director
5701 Golden Hills Drive
Mpls, MN  55416

Mark Zesbaugh                   Director & Chief Financial Officer
5701 Golden Hills Drive
Mpls, MN  55416

Charles Kavitsky                Director
5701 Golden Hills Drive
Mpls, MN  55426

Suzanne J. Pepin                Secretary and Director
5701 Golden Hills Drive
Mpls, MN  55416

Kelly Munger                    Assistant Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416


ITEM  26.   PERSONS CONTROLLED  BY OR  UNDER  COMMON  CONTROL WITH THE DEPOSITOR
           OR  REGISTRANT

The  Insurance  Company   organizational  chart  was  filed  as  Exhibit  14  in
Post-Effective Amendment Number 8 to Registrant's form N-4 (File Nos.333-19699 and 811-05716) and is incorporated herein by reference.


ITEM  27.      NUMBER  OF  CONTRACT  OWNERS

Not Applicable

ITEM  28.      INDEMNIFICATION

The Bylaws of the Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.      PRINCIPAL  UNDERWRITERS

     a.  USAllianz Investor Services, LLC  is the principal underwriter for the
     Contracts.  It  also  is  the   principal  underwriter  for:

         Allianz  Life  Variable  Account  A
         Allianz  Life  Variable  Account  B

     b. The following are the officers(managers) and directors(Board of Governors) of USAllianz Investor Services, LLC:


Name & Principal          Positions and Offices
Business Address             with Underwriter
----------------------    ----------------------

Christopher H. Pinkerton  Chairman, Chief Executive Officer,
5701 Golden Hills Drive   President, Chief Manager and Director
Minneapolis, MN 55416

Michael M. Ahles          Senior Vice President, Chief Financial
5701 Golden Hills Drive   Officer & Treasurer
Minneapolis, MN  55416

Catherine Q. Farley       Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Cynthia M. Robeck         Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jennifer J. Wagner        Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Tracy Gardner             Chief Admin Officer and Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Keith Johnson             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

George Karris             Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jeffrey Kletti            Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Carolyn Shaw              Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Corey Walther             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416


c.  Not  Applicable

ITEM  30.      LOCATION  OF  ACCOUNTS  AND  RECORDS

Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, Minnesota, 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.


ITEM  31.      MANAGEMENT  SERVICES

Not  Applicable

ITEM  32.      UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section  403(b)(11)  to  the  attention  of  the  potential  participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 20th day of December, 2001.



     PREFERRED LIFE VARIABLE
     ACCOUNT C
                 (Registrant)

By:  PREFERRED LIFE INSURANCE
     COMPANY OF NEW YORK
                  (Depositor)



By: /s/ Stewart Gregg
     -------------------------
     Stewart Gregg
     Senior Counsel


     PREFERRED LIFE INSURANCE
     COMPANY OF NEW YORK
                  (Depositor)


By: /s/ Stewart Gregg
     -------------------------
     Stewart Gregg
     Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title


Edward J. Bonach*       Chairman of the Board and
Edward J. Bonach        President                      12-20-01

Robert S. James*        Director
Robert S. James                                        12-20-01

Dennis Marion*          Director
Dennis Marion                                          12-20-01

Eugene T. Wilkinson*    Director
Eugene T. Wilkinson                                    12-20-01

Eugene Long*            Director
Eugene Long                                            12-20-01

Reinhard W. Obermueller*Director
Reinhard W. Obermueller                                12-20-01

Stephen R. Herbert*     Director
Stephen R. Herbert                                     12-20-01

Jack F. Rockett*        Director
Jack F. Rockett                                        12-20-01

Margery Hughes*         Director
Margery Hughes                                         12-20-01

Christopher Pinkerton*  Director
Christopher Pinkerton                                  12-20-01

Mark Zesbaugh*          Director and Chief Financial
Mark Zesbaugh           Officer                        12-20-01

Charles Kavitsky*        Director
Charles Kavitsky                                       12-20-01


                                 * By /S/ Stewart D. Gregg
                                      --------------------------
                                      Stewart Gregg
                                      Senior Counsel



                                    EXHIBITS

                                       TO

                                    FORM N-4

                        PREFERRED LIFE VARIABLE ACCOUNT C

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                                INDEX TO EXHIBITS

EXHIBIT

EX-99.B4    Individual Variable Annuity Contract
EX-99.B4a   Traditional Death Benefit Endorsement
EX-99.B4b   Enhanced Death Benefit Endorsement
EX-99.B5    Application for Individual Variable Annuity Contract